

WHAT THE BEST COMPANIES DO

# 2012 Annual Report


Member Locations
CEB Team Locations

## Our Mission

Unlocking the potential of organizations and leaders by advancing the science and practice of management

We support companies headquartered in more than 60 countries, and professionals located in more than 110 nations.

More than 6,000 companies and more than 16,000 senior leaders actively participate in our member networks.

10,000 companies of all sizes deploy our talent measurement solutions.

# A Letter from the Chairman




**Dear CEB Shareholder:**

I often open stakeholder conversations with our mission statement because it so effectively crystallizes our differentiated approach to serving businesses. In so doing, it also provides a window into our thinking on strategy. At CEB, we believe there is enormous untapped potential in the organizations we serve, and that by providing leaders with the right knowledge and tools at the right time, we can unlock that potential and enable the highest levels of both individual and organizational accomplishment.



**Thomas L. Monahan III**
*Chairman and Chief Executive Officer*

*"To unlock the potential of organizations and leaders by advancing the science and practice of management"*

Within a given year as well as across time, we set strategy and drive tactical execution directly in support of this mission. Day in and day out, we provide the essential information, actionable insights, analytical tools, and advisory support necessary to help executives and their teams operate smartly and cost-effectively. And we continue to deepen our capabilities, broaden our market coverage, and enhance our brand recognition to ensure we can provide these same benefits to as-yet unreached organizations and markets.

We are executing against our mission every day, and we are making a difference in the professional lives and operating performance of the individuals and companies we serve. And I'm thrilled at the opportunities still ahead to continue to do so.

# Performance Results

The past year was clearly a momentum-building year for CEB. We enjoyed strong performance across most of our business, which in the aggregate produced healthy organic revenue and profit growth. And we augmented that performance with bold strategic investments that deepened connections to our members' work while also extending our growth horizons.

Beneath the backdrop of these outcomes, we further enhanced the fundamentals of the business. We extended our leadership position in areas of growing corporate demand by building and adding rich new data, insights, and tools to help executives set a course for their organizations and ensure they have the right staff in place to execute their strategies. Our business, now larger and completely global, enjoys recurring revenue, high margins, scalable assets, and strong cash flows. As ever, our continued success allows us to maintain financial strength and strategic flexibility, make focused investments that help ensure sustained and healthy growth over time, and return capital to shareholders.

Our 2012 financial results reflect our success in the market and point to the strong value proposition we offer our customers. The combination of solid organic growth and the addition of the SHL and Valtera businesses produced strong year-over-year increases in all of our key financial measures. Specifically, revenue increased 46.8% to $622.7 million, and Adjusted EBITDA margin improved by 230 basis points. Diluted earnings per share was $1.10, while non-GAAP diluted earnings per share increased 36.4% to $2.55 for the full year of 2012. The familiar attractive cash generation elements of the business remained in place, as cash flows from operating activities were $122.2 million in 2012, an increase of 21.8% over 2011.

Annual Revenue
*In Millions of US Dollars*



$550
$437
$432
$485
$623
2008
2009
2010
2011
2012


Adjusted Net Income[1]
*In Millions of US Dollars*



$80.2
$70.1
$58.8
$64.3
$86.2
2008
2009
2010
2011
2012


Adjusted EBITDA Margin[1]



26.5%
29.3%
25.5%
24.9%
27.2%
2008
2009
2010
2011
2012


Non-GAAP Earnings per Diluted Share[1]



$2.34
$2.04
$1.70
$1.87
$2.55
2008
2009
2010
2011
2012


[1] Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See p. 21 for a reconciliation of GAAP to adjusted presentations.

# Looking Forward

All of this said, we continue to operate in a very complex economic environment—marked by anemic growth across the developed markets—that will likely persist through 2013. This is not an atmosphere that rewards wasted effort; member companies are eager for help in allocating resources, optimizing talent, and ensuring their operations are at a best practice standard. By connecting our unique, high-value content to their most pressing needs, we help our customers achieve those objectives intelligently and cost-effectively.

**We produce these outcomes by focusing our team on three key priorities:**

1. Delivering surplus business value in every interaction
2. Leading the analytic transformation of talent management
3. Achieving brand recognition that matches our global impact

### Priority One: Delivering surplus business value in every interaction

For as long as we've been in business, our goal has been to ensure our member companies see substantial, tangible business value from their investments of time and money with us. One of our core values as a firm is an unerring focus on *Member Impact*: our goal is not just to provide our members with a fair return but to also provide insights, tools, and advice that lead to change that is **revolutionary** in magnitude.

To achieve this goal, we develop uniquely valuable insights on the levers of business value; link these resources to member decisions through compelling advice, instruction, and technology; and create demand via inspired sales and service. Everything we do aims to help members grow revenue, reduce cost, mitigate risk, and ultimately transform their organizations. When we succeed, we create game-changing results for our members at a fraction of the cost of other sources of advice and support. And by doing so, we earn the right to keep and grow our relationships with member companies.

In 2012, we saw plenty of evidence that our teams did an outstanding job delivering surplus business value. Wallet retention rate was 102% for our CEB segment products and 97% for our SHL segment products. Our largest members grew their relationships with us rapidly—with the top 200 growing on average by more than 15%. We crossed the threshold of 6,000 member institutions for the first time due to strong, global large corporate new sales and strength in our middle market team. This growth was underpinned by a healthy increase in usage of our online platforms and greater impact by our advisory team. As always, at the core of these trends was authoritative, actionable research on such pressing topics as the new drivers of employee productivity, better ways of delivering IT services, and key leverage points for compliance management. Overall, our teams did a great job delivering on our core value celebrating the *Force of Ideas*.

Our goals for 2013 are to continue to help members achieve great outcomes through effective service and delivery execution and focused product development and technology investments to enhance our impact. We plan to continue to invest in our firm-level talent and performance management data assets. With the addition of SHL's rich dataset, we now have the most comprehensive view of the drivers of leadership success, functional and corporate performance, and employee engagement and productivity—across geography and function—and we are mining that asset to make it valuable to all of our member companies. We will also speed creation and delivery of technologies and tools that link our resources to the most important repeating work activities of our members—particularly in the areas of functional benchmarking and employee analytics. And, importantly, we expect to sustain investment in the people and processes to create "wow" moments of impact for members.

### Priority Two: Leading the analytic transformation of talent management

We see an enormous multiyear opportunity in helping leaders across all functions manage talent with a new level of focus and precision. Few companies manage human capital with the level of rigor they bring to management of their other corporate assets. By moving aggressively to fill that void, we are pursuing what we believe is a significant opportunity for growth and impact. While this theme has run across our products and services for quite some time, we radically accelerated our capabilities in 2012 with the acquisitions of SHL and Valtera.

In 2013, we intend to accelerate the growth trajectory of our SHL and Valtera products through great global execution and by building our North America sales and service capability. We also plan to leverage our expanded global footprint to bring compelling new propositions to market that both broaden our capabilities for human resources executives and introduce new applications for their colleagues across the C-Suite.

### Priority Three: Achieving brand recognition that matches our global impact

For the better part of our early corporate history, we were content to be a well-kept secret and took great pride in having a huge impact on companies as a relative unknown amid the larger professional services brands. We believed then—and still do now—that the single biggest driver of our brand strength is our ability to help members create great outcomes. Over time, however, we have come to realize that familiarity with the CEB brand in our key content domains and markets is vital to our ability to impact member companies. A stronger brand paves the way for openness to cross-sales and new sales, as existing customers recognize the full breadth of what we can do and more prospects globally associate great business outcomes with the power of our work.

Our focus in 2013 will be on continuing to raise the visibility of the CEB brand, capabilities, and demonstrated track record of impact in all of our markets. We also plan to continue gaining recognition among our key buyers through targeted events and media coverage—an area where we still see very strong year-over-year increases. As part of this effort, we intend to integrate the SHL and Valtera brands into the CEB brand framework, taking advantage of the opportunity to introduce our combined capabilities into new market segments and geographies.

## Attracting and Developing World-Class Talent

None of this success would have been possible without a world-class team that now stretches across six continents. Since our ability to attract, retain, and develop the world's best business builders, researchers, advisors, and technologists is the most important driver of our business, we set talent goals and measure our progress on talent objectives with the same rigor with which we manage financial outcomes. It's no surprise that *Stewardship of Exceptional Talent* is one of our core values.

# In Closing

Here, too, we made steady progress across the year —welcoming hundreds of new colleagues, investing heavily to give all our people the skills and resources to create member impact, and coaching them to great career outcomes and growth. Our key talent metrics—from quality of hire, to participation in our development programs, to retention and progression of our top performers—were at all-time highs nearly across the board in 2012.

### CEB in the Community

Another of CEB's core values is *Spirit of Generosity*, an uncommon dedication to service that begins with our members. Our success depends on the generosity of members who share experiences and data with us and with one another. Our members' generosity is reflected in our staff; CEB employees are simply "wired" to serve our members and each other. Not surprisingly, our employees also want to be a positive force serving the community. *CEB in the Community*— our global philanthropy and volunteerism arm— provides structure and opportunities for our staff to contribute to the communities in which we live and work. I thought I'd share just a few highlights from our efforts in 2012:

- **Community Investment Cohort**—We selected a group of diverse non-profits to receive a cash grant and pro bono support, including Ashoka, Enactus, LUNGevity, NFTE (the Network for Teaching Entrepreneurship), and Variety NSW.

- **Global Service Day**—We closed our offices so CEB employees around the world could "get out and give back" in their communities. Approximately 1,800 CEB employees participated globally, providing over 10,000 hours of service.

- **LUNGevity's Breathe Deep DC**—For the fourth year we served as the title sponsor of this event to raise funds for lung cancer research and support for those affected by the disease.

We are pleased with our accomplishments in 2012. We strengthened our leadership in areas of growing corporate demand by expanding our existing platforms and adding important new capabilities with SHL and Valtera. We created even more valuable insights, data, and tools to help members solve their most pressing problems. And we connected these resources to member work via inspired sales, service, and advice. We grew—and extended—our highly profitable recurring revenue business model, demonstrated the cash generative power of the business, maintained our financial strength, and returned capital to shareholders.

Looking forward to 2013, we have clear focus on a few priorities that we believe set us up for success across the year and beyond—delivering surplus business value to members, leading the analytic transformation of talent management, and achieving brand recognition that matches our global impact.

I am proud of all that our teams accomplished in 2012 against a tough economic backdrop, a dysfunctional political process, and significant change within the company. Our success allows us to create returns for our owners, build compelling careers for our people, and invest to push out the frontier of value and impact for our members. And, borrowing from the mission statement, to advance the science and practice of management. We have much work ahead, but we enter 2013 with considerable momentum, enlarged opportunity, and a skilled, committed team.



**Thomas L. Monahan III**
*Chairman and Chief Executive Officer*



CEB is the world's leading member-based advisory company. We have a unique view into what matters—and what works—when capitalizing on drivers of business performance. With 30 years of experience working with top companies to share, analyze, and apply proven practices, we begin with great outcomes and reverse engineer to help you unlock your full potential.

Every year more than 16,000 senior leaders from more than 6,000 companies actively participate in our member network, gaining the insight and actionable solutions they need to respond quickly to evolving business conditions. By combining advanced research and analytics with best practices from member companies, we enable businesses headquartered in over 60 countries—and professionals in more than 110 nations—to transform their operations. In addition to the 10,000 companies of all sizes that deploy our talent measurement solutions, our membership includes more than 88% of the Fortune 500, more than 56% of the Dow Jones Asian Titans, and nearly 82% of the FTSE 100.

As a result, our members achieve outsized returns by more effectively optimizing talent investments, creating new sources of efficiency, reducing risk, and enabling and accelerating growth.



# Relentlessly Pursuing Value

Today's economic environment is not one that rewards wasted effort. That's why all of our offerings are designed to deliver tangible business returns over both the short and long term. We enable our members to harness peer perspectives and tap into breakthrough innovation without costly consulting or reinvention to:

**Enable Growth**
Accelerate timelines, avoid wrong turns, and leverage proven innovations to build consensus and enthusiasm for new initiatives.

**Increase Efficiency**
Increase productivity by better prioritizing and allocating funds to optimize spending, maximize vendor investments, and alleviate pressures on under-resourced team members.

**Reduce Risk**
Identify, measure, and prioritize business risks; implement strategies using tools that improve compliance and allow members to anticipate and resolve issues more quickly and effectively.

**Transform Operations**
Diagnose department strengths, weaknesses, and opportunities to more effectively design and execute against plans that work. Reinvigorate key people, processes, and measures to ensure success.


+21.64
+14.83
+3.24
+32.47
+2.35
+7.41
+10.21
+2.42
+5.53
+10.28
+12.01

The way our members manage their businesses will be challenged this year by rapidly changing market dynamics and an increasingly complex work environment—regardless of their business, location, or role. But with the advantage of insight and innovation, our members can turn seemingly insurmountable obstacles into drivers of growth and success.

**Mandates for annual double-digit productivity gains are permanent.**
Cultivating the right talent takes on even greater urgency, as nearly 70% of executives are tasked with achieving over 10% growth year-over-year, every year, without additional resources.

**Only 5% of leadership teams have the ideal mix of skills to help achieve the business's goals.**
Employees in today's demanding and increasingly global workplace need new competencies to succeed. This means redefining the high performer as one who is agile and technologically savvy, collaborates effectively, and wields enough influence enough to deliver consistently in a volatile environment.

**Every day, executives will process twice as much information as they did just two years ago.**
Mass volumes of data will make it even more difficult to sort through the clutter, uncover the right strategies, and make the right decisions. By 2015, this volume will be 10 times what it was in 2010.


+1.35
+2.75
+22.11
+3.67
+18.90
+1.89
+3.56
+21.56
+2.67
+14.88
+2.66
+1.01
+1.56
+13.56
+5.88
+6.99

# Achieving Impact

We help our members take on today's critical issues and realize greater business impact in three distinct ways:

**Set direction through strategy assessment and performance standards.**
We maintain a set of best practice and decision-support memberships to help organizations gauge their own performance, evaluate opportunities, and prioritize steps for moving forward.

**Identify and manage key talent to achieve optimal results.**
To support the critical role that talent plays in helping companies grow, innovate, and control risk, we offer management and measurement services that help organizations assess their people, develop their talents, and manage their careers to achieve individual and organizational goals.

**Innovate to enhance operations.**
Our tools and solutions help companies embrace outside perspectives and bring management best practices to life by hardwiring them into core processes.



By leveraging CEB products and services across these impact categories, senior leaders and their teams are able to more quickly gauge and improve their department's strength, which is core to increasing productivity and outperforming corporate objectives.



"When we want to get a view on a robust, simple methodology we should be using in our organization, CEB is one of our primary sources....**CEB's methodologies give me greater confidence when doing a project globally** to say what needs to be done."

Global Talent Director
Unilever PLC

# Products & Services

## Best Practices & Decision Support

Thirty years ago, we realized the most pressing challenges facing business leaders everywhere had often already been addressed—or were being solved—by other executives. That remains true today and is at the core of our business.

CEB offers more than 50 different memberships aligned to functional and key industry leadership roles, and our membership model is designed to deliver insights, tools, and advice that lead to transformative outcomes.



“There's confidence in knowing that I'm not the only one going through certain situations, that what I go through is common to other IT organizations...and the real ROI is when you apply the learnings to a real-life situation and **gain some competitive or business advantage**.”

CIO and VP of Global Business Services
Armstrong World Industries

Memberships are offered on an annual subscription basis and include:


Proven Best Practices from 10,000 Leading Organizations


Rigorous Research


Advisory Support


Peer Benchmarks


Decision & Diagnostic Tools


Executive Networking with More Than 16,000 Leading Executives


Live & Online Information Sessions

**Leadership Councils**

At the core of our membership programs are Leadership Councils through which we convene and provide support for decision makers in the following areas:

- Finance
- Financial Services
- Government
- Human Resources
- Information Technology
- Innovation & Strategy
- Legal, Risk & Compliance
- Marketing & Communications
- Procurement & Operations
- Sales & Service

**Market Insights**

Market Insight memberships are specialized services that address the unique insight and analytics needs of leaders in Marketing, Compliance, and Financial Services.

# Products & Services

## Talent Management & Measurement

We believe the difference between good companies and great companies is having the right people in the right roles, making talent the single largest driver of corporate performance. To optimize this potential, department and business leaders must link talent investments to outcomes and manage them with the same discipline and rigor they apply to other critical assets. CEB has the most comprehensive view of the drivers of leadership success, employee performance, and employee engagement. We use this knowledge to help our members acquire and retain top talent through Selection & Assessment, Skill Development, Engagement & Alignment, and Sales Effectiveness services.

**Selection & Assessment**
We help business leaders make better decisions about talent through a unique appraisal of behavior, ability, and potential. Our model is fine-tuned to measure employee results, competencies, and potential. Through our SHL Talent Measurement Solutions, we deliver more than 30 million assessments each year in more than 30 languages, giving members access to an unrivaled database of intelligence with key analytics and talent benchmarks across all industries and roles.

"Now we can make sure that the right people with the right skills and behaviors are in the right place at the right time."

Group HR Director
The Coca-Cola Company

**Skill Development**
These services enhance the potential of emerging leaders and their teams through a variety of proven techniques, including e-learning modules, classroom sessions, experiential learning workshops, and technical training. Our customized curriculums are based on a deep knowledge of what is required for outstanding functional leadership and performance, informed by in-depth interviews with C-level leaders.

**Engagement & Alignment**
Working in close partnership with some of the world's largest corporations, we provide customized solutions that benchmark engagement within organizations, identify risk areas, and uncover new ways to keep employees committed and productive. Our surveys focus on driving business outcomes using validated questions, advanced reporting and analytics, action planning and development resources, and a flexible service model.

**Sales Effectiveness**
Based on an analytical, research-driven approach leveraging proven best practices, our solutions build organizational and individual capabilities to employ the insight-led sales approach known as Challenger. Our solutions are designed to help members improve sales performance, increase customer loyalty, and win greater market share by ensuring differentiation where it matters most—in front of the customer.

"We are seeing a greater connection of Challenger into our ability to actually talk and have higher-level conversations into a broader enterprise scope. And as a result, it is having a nice **measurable impact to our financial results.**"

Senior Director
Rally Software

# Products & Services

## Tools & Solutions

Our Tools & Solutions leverage subject matter expertise, data assets, and analytic methodologies to produce technologies and customized tools for enhancing and transforming business operations. These offerings focus on the practical, actionable applications of analytics and planning and on best practice implementation.

**Analytics & Planning**
Our Analytics & Planning products measure business process and functional performance and identify opportunities for change based on extensive data analysis and peer benchmarking.

**Best Practice Implementation**
Our custom advisory services drive decisions that ensure transformative, real-world results by embracing and adopting outside perspectives grounded in CEB's best practice research.

“CEB’s materials give us a feeling of added capacity, and this helps us be more efficient with the limited resources we have. Having **CEB is like having a safety net.**”

Head of Strategy
Santam, Ltd.



# Financials

## SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data. The selected financial data presented below has been derived from our consolidated financial statements which have been audited by our independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

| Consolidated Statements of Operations Data | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (In thousands, except per-share amounts) | | | | |
| Revenue | | | | | |
| CEB segment | $ 564,062 | $ 484,663 | $ 432,431 | $ 436,562 | $ 550,164 |
| SHL segment | 58,592 | — | — | — | — |
| Total revenue | 622,654 | 484,663 | 432,431 | 436,562 | 550,164 |
| Operating profit (loss) | | | | | |
| CEB segment | 97,013 | 96,485 | 82,974 | 73,785 | 117,762 |
| SHL segment | (12,345) | — | — | — | — |
| Total operating profit | 84,668 | 96,485 | 82,974 | 73,785 | 117,762 |
| Other (expense) income, net | | | | | |
| Interest income and other | 1,834 | 372 | 3,140 | 6,246 | (5,438) |
| Interest expense | (11,882) | (550) | — | — | — |
| Total other (expense) income, net | (10,048) | (178) | 3,140 | 6,246 | (5,438) |
| Income from continuing operations before provision for income taxes | 74,620 | 96,307 | 86,114 | 80,031 | 112,324 |
| Provision for income taxes | 37,569 | 38,860 | 34,015 | 30,197 | 45,420 |
| Income from continuing operations | 37,051 | 57,447 | 52,099 | 49,834 | 66,904 |
| Loss from discontinued operations, net of tax (1) | — | (4,792) | (11,736) | (4,205) | (22,107) |
| Net income | $ 37,051 | $ 52,655 | $ 40,363 | $ 45,629 | $ 44,797 |
| Basic earnings (loss) per share | $ 1.11 | $ 1.55 | $ 1.18 | $ 1.34 | $ 1.31 |
| Continuing operations | 1.11 | 1.69 | 1.52 | 1.46 | 1.96 |
| Discontinued operations | — | (0.14) | (0.34) | (0.12) | (0.65) |
| Diluted earnings (loss) per share | $ 1.10 | $ 1.53 | $ 1.17 | $ 1.33 | $ 1.30 |
| Continuing operations | 1.10 | 1.67 | 1.51 | 1.45 | 1.95 |
| Discontinued operations | — | (0.14) | (0.34) | (0.12) | (0.65) |
| Weighted average shares outstanding | | | | | |
| Basic | 33,462 | 34,071 | 34,256 | 34,111 | 34,205 |
| Diluted | 33,821 | 34,419 | 34,553 | 34,293 | 34,329 |
| Cash dividends declared and paid per common share | $ 0.70 | $ 0.60 | $ 0.44 | $ 0.74 | $ 1.76 |

| Consolidated Balance Sheet Data | December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (In thousands) | | | | |
| Cash and cash equivalents and marketable securities | $ 72,699 | $ 143,945 | $ 123,462 | $ 76,210 | $ 76,103 |
| Total assets | 1,322,249 | 533,692 | 510,149 | 423,195 | 446,192 |
| Deferred revenue | 365,747 | 284,935 | 251,200 | 222,053 | 264,253 |
| Debt—long term | 528,280 | — | — | — | — |
| Total stockholders' equity | $ 115,502 | $ 79,564 | $ 82,816 | $ 50,277 | $ 22,609 |

| Non-GAAP Financial Measures | December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (In thousands) | | | | |
| Adjusted revenue | $ 639,788 | $ 484,663 | $ 432,431 | $ 436,562 | $ 550,164 |
| Adjusted EBITDA | $ 174,189 | $ 120,757 | $ 110,058 | $ 127,850 | $ 145,608 |
| Adjusted EBITDA margin | 27.2% | 24.9% | 25.5% | 29.3% | 26.5% |
| Adjusted net income | $ 86,153 | $ 64,317 | $ 58,772 | $ 70,098 | $ 80,203 |
| Non-GAAP diluted earnings per share | $ 2.55 | $ 1.87 | $ 1.70 | $ 2.04 | $ 2.34 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Other Operating Statistics (Unaudited)** | | | | | |
| CEB segment Contract Value (in thousands) (2) | $ 561,823 | $ 499,424 | $ 447,051 | $ 393,737 | $ 487,107 |
| CEB segment member institutions | 6,090 | 5,738 | 5,271 | 4,812 | 5,114 |
| CEB segment Contract Value per member institution | $ 92,252 | $ 87,040 | $ 84,808 | $ 81,824 | $ 95,250 |
| CEB segment Wallet retention rate (3) | 102% | 100% | 101% | 73% | 83% |
| SHL segment Wallet retention rate (4) | 97% | — | — | — | — |

(1) Loss from discontinued operations for all periods presented includes the operating results for Toolbox.com, which was sold in December 2011.

(2) For the year then ended. We define "CEB segment Contract Value" as the aggregate annualized revenue attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement. CEB Contract Value does not include the impact of PDRI.

(3) We define "CEB segment Wallet retention rate" at the end of the year, as the total current year CEB segment Contract Value from prior year members as a percentage of the total prior year CEB segment Contract Value. The CEB segment Wallet retention rate does not include the impact of PDRI.

(4) We define "SHL segment Wallet retention rate," at the end of the quarter on a constant currency basis, as the last current 12 months of total SHL segment Adjusted revenue from prior year customers as a percentage of the prior 12 months of total SHL segment Adjusted Revenue.

## Non-GAAP Financial Measures

This Annual Report includes a discussion of Adjusted revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and non-GAAP diluted earnings per share, all of which are non-GAAP financial measures provided as a complement to the operating results provided in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Beginning in the third quarter of 2012, we changed our definition of these non-GAAP measures to provide enhanced insight into the financial performance of our business. Specifically, we are now adjusting for the impact of the deferred revenue fair value adjustment, share-based compensation, and amortization of acquisition related intangibles when calculating these metrics. For comparative purposes, all prior period amounts have been recalculated using this definition.

The term "Adjusted revenue" refers to revenue before impact of the reduction of SHL revenue recognized in the post-acquisition period to reflect the adjustment of deferred revenue at the SHL acquisition date to fair value (the "deferred revenue fair value adjustment").

The term "Adjusted EBITDA" refers to a financial measure that we define as net income before loss from discontinued operations, net of provision for income taxes; interest expense, net; depreciation and amortization; provision for income taxes; the impact of the deferred revenue fair value adjustment; acquisition related costs; share-based compensation; costs associated with exit activities; restructuring costs; and gain on acquisition.

The term "Adjusted EBITDA margin" refers to Adjusted EBITDA as a percentage of Adjusted revenue.

The term "Adjusted Net Income" refers to net income before loss from discontinued operations, net of provision for income taxes and excludes the after tax effects of the impact of the deferred revenue fair value adjustment, acquisition related costs, share-based compensation, amortization of acquisition related intangibles, costs associated with exit activities, restructuring costs, and gain on acquisition.

"Non-GAAP Diluted Earnings per Share" refers to diluted earnings per share before the per share effect of loss from discontinued operations, net of provision for income taxes and excludes the after tax per share effects of the impact of the deferred revenue fair value adjustment, acquisition related costs, share-based compensation, amortization of acquisition related intangibles, costs associated with exit activities, restructuring costs, and gain on acquisition.

We believe that these non-GAAP financial measures are relevant and useful supplemental information for evaluating our operating results as compared from period to period and as compared to our competitors. We use these non-GAAP financial measures for internal budgeting and other managerial purposes, when publicly providing the Company's business outlook, and as a measurement for potential acquisitions. These non-GAAP financial measures are not defined in the same manner by all companies and therefore may not be comparable to other similar titled measures used by other companies.

These non-GAAP measures may be considered in addition to results prepared in accordance with GAAP, but they should not be considered a substitute for, or superior to, GAAP results. We intend to continue to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting.

A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is provided below (in thousands, except per-share amounts):

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Adjusted Revenue** | | | | | |
| Revenue | $ 622,654 | $ 484,663 | $ 432,431 | $ 436,562 | $ 550,164 |
| Impact of the deferred revenue fair value adjustment | 17,134 | – | – | – | – |
| Adjusted revenue | $ 639,788 | $ 484,663 | $ 432,431 | $ 436,562 | $ 550,164 |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Adjusted EBITDA** | | | | | |
| Net income | $ 37,051 | $ 52,655 | $ 40,363 | $ 45,629 | $ 44,797 |
| Loss from discontinued operations, net of provision for income taxes | – | 4,792 | 11,736 | 4,205 | 22,107 |
| Income from continuing operations | 37,051 | 57,447 | 52,099 | 49,834 | 66,904 |
| Interest expense (income), net | 10,834 | (596) | (1,526) | (1,787) | (4,268) |
| Depreciation and amortization | 37,858 | 16,928 | 18,039 | 19,533 | 17,077 |
| Provision for income taxes | 37,569 | 38,860 | 34,015 | 30,197 | 45,420 |
| Impact of the deferred revenue fair value adjustment | 17,134 | – | – | – | – |
| Acquisition related costs | 24,529 | – | – | – | – |
| Share-based compensation | 9,214 | 8,118 | 7,431 | 10,667 | 12,469 |
| Costs associated with exit activities | – | – | – | 11,518 | – |
| Restructuring costs | – | – | – | 8,568 | 8,006 |
| Gain on acquisition | – | – | – | (680) | – |
| Adjusted EBITDA | $ 174,189 | $ 120,757 | $ 110,058 | $ 127,850 | $ 145,608 |
| Adjusted EBITDA margin | 27.2% | 24.9% | 25.5% | 29.3% | 26.5% |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Adjusted Net Income** | | | | | |
| Net income | $ 37,051 | $ 52,655 | $ 40,363 | $ 45,629 | $ 44,797 |
| Loss from discontinued operations, net of provision for income taxes | – | 4,792 | 11,736 | 4,205 | 22,107 |
| Income from continuing operations | 37,051 | 57,447 | 52,099 | 49,834 | 66,904 |
| Impact of the deferred revenue fair value adjustment (1) | 12,474 | – | – | – | – |
| Acquisition related costs (1) | 18,427 | – | – | – | – |
| Share-based compensation (1) | 5,587 | 4,839 | 4,496 | 6,646 | 7,419 |
| Amortization of acquisition related intangibles (1) | 12,614 | 2,031 | 2,177 | 1,587 | 1,076 |
| Costs associated with exit activities (1) | – | – | – | 7,141 | – |
| Restructuring costs (1) | – | – | – | 5,312 | 4,804 |
| Gain on acquisition (1) | – | – | – | (422) | – |
| Adjusted net income | $ 86,153 | $ 64,317 | $ 58,772 | $ 70,098 | $ 80,203 |

| Non-GAAP Diluted Earnings per Share | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| | Year Ended December 31, | | | | |
| Diluted earnings per share | $ 1.10 | $ 1.53 | $ 1.17 | $ 1.33 | $ 1.30 |
| Loss from discontinued operations, net of provision for income taxes | — | 0.14 | 0.34 | 0.12 | 0.65 |
| Diluted earnings per share from continuing operations | 1.10 | 1.67 | 1.51 | 1.45 | 1.95 |
| Impact of the deferred revenue fair value adjustment (1) | 0.37 | — | — | — | — |
| Acquisition related costs (1) | 0.54 | — | — | — | — |
| Share-based compensation (1) | 0.16 | 0.14 | 0.13 | 0.19 | 0.22 |
| Amortization of acquisition related intangibles (1) | 0.38 | 0.06 | 0.06 | 0.05 | 0.03 |
| Costs associated with exit activities (1) | — | — | — | 0.20 | — |
| Restructuring costs (1) | — | — | — | 0.16 | 0.14 |
| Gain on acquisition (1) | — | — | — | (0.01) | — |
| Non-GAAP earnings per diluted share | $ 2.55 | $ 1.87 | $ 1.70 | $ 2.04 | $ 2.34 |

(1) Adjustments are net of the estimated tax effect using statutory rates based on the relative amounts allocated to each jurisdiction in the applicable period. The following income tax rates were used: 27% for the deferred revenue fair value adjustment; 25% for acquisition related costs; 39% for share-based compensation; and 31% for amortization of acquisition related intangibles.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with Selected Financial Data and our annual audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report. The following discussion includes forward-looking statements that involve certain risks and uncertainties. For additional information regarding forward-looking statements and risk factors, see Forward-Looking Statements.

In the accompanying analysis of financial information, we sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with US GAAP. Certain of these data are considered "non-GAAP financial measures." For such measures, we have provided supplemental explanations and reconciliations in Selected Financial Data under the heading Non-GAAP Financial Measures.

### Business Overview

We are a provider of member-based advisory services, talent measurement assessments, and management solutions. We provide essential information, actionable insights, analytical tools, and advisory support to focus the efforts of executives and their teams. Through our acquisition of SHL Group Holdings I and its subsidiaries ("SHL"), we also provide cloud-based talent measurement and management solutions.

Revenue was $622.7 million in 2012, $484.7 million in 2011, and $432.4 million in 2010. Total costs and expenses were $538.0 million in 2012, $388.2 million in 2011, and $349.5 million in 2010. All years include the impacts of the following acquisitions from the date of the applicable acquisition: Iconoculture, Inc. ("Iconoculture") acquired in May 2010, Baumgartner and Partner GmbH ("Baumgartner") acquired in September 2011, Valtera, Inc. ("Valtera") acquired in February 2012, and SHL Group Holdings I ("SHL") acquired in August 2012.

Our acquisition of SHL, headquartered in the UK, significantly increased the breadth and geographic scope of our operations. As a result of the incurrence of substantial new indebtedness and the use of a significant amount of our cash on hand, our financial condition differs significantly from prior periods, and our operating results over the next year will likely not be comparable to our operating results for prior periods.

With the SHL acquisition, we now have two operating segments, CEB and SHL. The CEB segment includes the legacy CEB products and services provided to senior executives and their teams to drive corporate performance. The SHL segment provides cloud-based solutions for talent assessment and talent mobility as well as professional services to support those solutions. Beginning with the fourth quarter of 2012, Personnel Decisions Research Institutes, Inc. ("PDRI"), a subsidiary acquired as part of the SHL acquisition, is included in the CEB segment. PDRI provides customized personnel assessment tools and services to various agencies of the US government. CEB segment disclosures for 2012 include PDRI's results of operations from August 2, 2012. The SHL segment represents the acquired SHL business except for PDRI.

### *CEB Segment*

The CEB segment helps senior executives and their teams drive corporate performance by identifying and building on the proven best practices of the world's best companies. We primarily deliver our products and services to a global client base through annual, fixed-fee membership subscriptions. Billings attributable to memberships for our CEB products and services initially are recorded as deferred revenue and then generally are recognized on a pro rata basis over the membership contract term, which typically is 12 months. Generally, a member may request a refund of its membership fee during the membership term under our service guarantee. Refunds are provided from the date of the refund request on a pro rata basis relative to the remaining term of the membership.

We offer comprehensive data analysis, research, and advisory services that align to executive leadership roles and key recurring decisions. To fully support our members, our products and services are offered across a wide range of industries and focus on several key corporate functions including: Finance, Corporate Services, and Corporate Strategy; Human Resources; Information Technology; Legal, Risk, and Compliance; and Sales, Marketing, and Communications.

In addition to these corporate functions, the CEB segment serves operational business leaders in the financial services industry and government agencies through insights, tools, and peer collaboration designed to drive effective executive decision making. As discussed above, the CEB segment also includes the results of operations for PDRI.

### *SHL Segment*

The SHL segment is a global provider of cloud-based solutions for talent assessment and decision support, enabling client access to data, analytics and insights for assessing and managing employees and applicants. SHL primarily delivers assessments, consulting and training services. Assessment services are available online through metered and subscription arrangements. Consulting services are generally provided to customize assessment services and face to face assessments, delivered for a fixed fee. Training services consist of either bespoke or public courses related to use of assessments.

## Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, fair value measures, and related disclosures of assets and liabilities. Accounting estimates and assumptions discussed in this section do not reflect a comprehensive list of all of our accounting policies, but are those that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. As a result, they are subject to an inherent degree of uncertainty. Many of these estimates include determining fair value. All of these estimates reflect our best judgment about current, and for some estimates future, economic and market conditions and their effects based on information available as of the date of preparation of such financial statements. If these conditions change from those expected, it is reasonably possible that the judgments and estimates that were made in connection with the preparation of our financial statements could change, which may result in future impairments of goodwill, intangible and long-lived assets, establishment of valuation allowances on deferred tax assets and increased tax liabilities, among other effects. For a more detailed discussion of the application of these and other accounting policies, see Note 2 to our consolidated financial statements. Our critical accounting policies include:

### *Revenue Recognition*

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed and determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Certain fees are billed on an installment basis.

When service offerings include multiple deliverables that qualify as separate units of accounting, we allocate arrangement consideration at the inception of the contract period to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes vendor-specific objective evidence ("VSOE") if available; third-party evidence ("TPE") if VSOE is not available; or best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

- VSOE. We determine VSOE based on established pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. We limit our assessment of VSOE for each element to either the price charged when the same element is sold separately, or the price established by management having the relevant authority to do so for an element not yet sold separately.

- TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether a selling price can be established based on TPE, which is determined based on competitor prices for similar offerings when sold separately. Generally, our services contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitors' selling prices are for similar offerings on a stand-alone basis. As a result, we generally have not been able to establish selling price based on TPE.

- BESP. When unable to establish a selling price using VSOE or TPE, BESP is used in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. BESP is determined for deliverables by considering multiple factors including, but not limited to, prices charged for similar offerings, market conditions, competitive landscape, and pricing practices.

Our CEB segment generates the majority of its revenue from four primary service offerings: executive memberships, performance analytics, executive education, and services provided to the US government and its agencies by PDRI. CEB's revenue is recognized as follows:

- Executive memberships. In general, the majority of the deliverables within our memberships are consistently available throughout the membership period. Revenue is generally recognized ratably over the term of the related agreement, which is typically 12 months. Membership fees are billable, and revenue recognition begins, when a member agrees to the terms of the membership. The fees receivable and the related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. In some instances, a membership may include a service that is available only once, or on a limited basis, during the membership period. These services are separated from the remainder of the membership and arrangement consideration is allocated based on VSOE, if available, or BESP. The consideration allocated to services available only once or on a limited basis is recognized as revenue upon the earlier of the delivery of the service or the completion of the contract period, provided that all other criteria for recognition have been met. The arrangement consideration allocated to the remainder of the membership services continues to be recognized ratably.

- Management tools and solutions. Revenue is generally recognized ratably from the date services begin, which is primarily after the design of the service outputs, through the completion of the services.

- Executive education. Revenue is generally recognized as services are completed. The service offering generally includes one or more classroom-based training or presentation events. If more than one delivery date is evident, arrangement consideration is allocated on a pro rata basis and revenue is recognized on the delivery date of each event.

- Assessment services. Revenue is generally recognized as services are rendered. Certain of these services are provided to the US government and its agencies. Revenue under these contracts varies between fixed firm price ("FFP"), time and material ("T&M"), license or FFP level of effort. Revenue on FFP projects is recognized based on costs incurred compared to estimated costs at completion, resulting in percentage complete of the total contract value. Revenue on T&M projects is recognized based on total number of hours by labor category and negotiated contract rate plus any additional other direct costs. Revenue for licenses or subscriptions of IT products or platforms is recognized proportionately over the license period. For FFP level of effort projects, revenue is based on negotiated fixed rates of labor or deliverables, not to exceed the total contract FFP value.

Our SHL segment generates the majority of its revenue from the sale of access to its cloud based tools through unit sale arrangements whereby units are redeemed for access or through subscription based arrangements, from the license of its tools, and from other related services. Revenue is recognized as follows:

- Online product. Revenue from web-based unit sales is recognized on usage, irrespective of whether the units are billed in advance or arrears. Some clients purchase a subscription giving limited or unlimited access to use of the SHL's online offering. Revenue from subscription contracts is recognized ratably over the life of the contract for unlimited access and as units are delivered for limited access.

- Licenses. License revenue is recognized ratably over the period of the license.

- Consulting. Consulting revenue is recognized over the life of the project according to the stage of completion. In some cases, clients receive access to a defined number of consulting days when they purchase units or a subscription contract. In this situation, provided the consulting work can be unbundled from the online product sale, the consulting revenue is recognized when the consultant performs the work. Where it cannot be unbundled, it is recognized as part of the consumption of online units or the subscription contract.
- Training. Training revenue is recognized upon delivery.
- Outsourced assessment. Revenue from outsourced assessment projects is recognized ratably over the life of the project.

***Acquisitions***

We record acquisitions using the acquisition method of accounting. We recognize all of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration, when applicable, at their fair value at the acquisition date. We record the excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired as goodwill. The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration. These assumptions and estimates reflect our expected use of the asset and the appropriate discount rates from a market participant perspective. Our estimates are based on historical experience and information obtained from the management of the acquired companies, and are determined with assistance from an independent third-party appraisal firm. Our significant assumptions and estimates can include, but are not limited to, the cash flows that an acquired asset is expected to generate in the future, the weighted-average cost of capital, long-term projected revenue and growth rates, and the estimated royalty rate in the application of the relief from royalty valuation method. These estimates are inherently uncertain. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

***Income Taxes***

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of deferred tax assets is contingent on the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized. Net deferred tax liabilities totaled $47.4 million and net deferred tax assets totaled $36.9 million and included a valuation allowance of $11.2 million and $7.9 million at December 31, 2012 and 2011, respectively.

In determining the provision for income taxes, we analyze various factors, including projections of our annual earnings, tax jurisdictions in which the earnings will be generated, and the impact of state, local, and foreign income taxes. We file income tax returns in US federal, state, and foreign jurisdictions. With few exceptions, we are no longer subject to US federal, state, and local tax examinations in major tax jurisdictions for periods prior to 2009.

***Goodwill and Intangible Assets***

Goodwill represents the purchase price of acquired businesses in excess of the fair market value of net assets acquired. Intangible assets include customer relationships, trade names, and software. In 2012, we recognized approximately $414 million of goodwill and approximately $323 million of intangible assets from the SHL acquisition. The carrying value of goodwill and intangible assets recorded in acquisitions totaled $806.5 million at December 31, 2012 and represented 61% of our total assets of approximately $1.3 billion.

The potential for goodwill impairment is increased during a period of economic uncertainty. To the extent we acquire a company at a negotiated price that reflects, at least in part, anticipated future performance, subsequent market conditions may result in the acquired business performing at a lower level than was anticipated at the time of the acquisition. Any of these changes would reduce our operating results and could cause the market price of our common stock to decline. A slowing recovery or new recession in the United States, a slow recovery or further recession in Europe, and slowing growth in the global economy may result in declining performance that would require us to examine our goodwill for potential additional impairment.

We test our goodwill for impairment annually on October 1st or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors we consider important that could trigger an interim impairment review include, but are not limited to, the following:

- Significant underperformance relative to expected historical or projected future operating results;
- A significant change in the manner of our use of the acquired asset or the strategy for our overall business;
- A significant negative industry or economic trend; and/or
- Our market capitalization relative to net book value.

We assess our goodwill for impairment using a fair value approach at the reporting unit level. The goodwill impairment test is a two-step process, if necessary. The assessment of goodwill begins with an assessment of qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. This qualitative assessment is referred to as a "step zero" approach. If, based on the review of the qualitative factors, an entity determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying value, the entity would not be required to perform the two-step impairment test. If an entity determines otherwise, Step 1 of the two-step impairment test is required. Step 1 involves determining whether the estimated fair value of the reporting units exceeds the respective book value. If the fair value exceeds the book value, goodwill of that reporting unit is not impaired. However, if the book value exceeds the fair value of the reporting unit, goodwill may be impaired and additional analysis is required. Step 2 of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill to its carrying value. The implied fair value of goodwill is derived by performing a hypothetical purchase price allocation for the reporting unit as of the measurement date, allocating the reporting unit's estimated fair value to its assets and liabilities. The residual amount from performing this allocation represents the implied fair value of goodwill. To the extent this amount is below the carrying value of goodwill, an impairment charge is recorded.

In performing Step 1 of the goodwill impairment test, we compare the carrying amount of our reporting units to their estimated fair values. When available and as appropriate, we use a comparison between our estimate of fair value using discounted cash flows (the income approach) and market multiples derived from a set of competitors with comparable market characteristics (a market approach).

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment and estimates, as our businesses operate in a number of markets and geographical regions. The assumptions utilized in the evaluation of the impairment of goodwill under the market approach include the selection of comparable companies, which are subject to change based on the economic characteristics of our reporting units. The assumptions utilized in the evaluation of the impairment of goodwill under the income approach include revenue growth, and Adjusted EBITDA, tax rates, capital expenditures, weighted average cost of capital ("WACC"), and related discount rates and expected long-term growth rates. The assumptions which have the most significant effect on our valuations derived using a discounted cash flows methodology are: (1) the expected long-term growth rate of our reporting units' cash flows and (2) the discount rate.

The cash flows employed in the income approach are based on our most recent budgets, forecasts, and business plans as well as various growth rate assumptions for years beyond the current business plan period. Long-term growth rates represent the expected long-term growth rate for the Company, considering the industry in which we operate and the global economy. Discount rate assumptions are based on an assessment of the risk inherent in the future revenue streams and cash flows and our WACC. The risk adjusted discount rate used represents the estimated WACC for our reporting units. The WACC is comprised of (1) a risk free rate of return, (2) an equity risk premium that is based on the rate of return on equity of publicly traded companies with business characteristics comparable to our reporting units, (3) the current after-tax market rate of return on debt of companies with business characteristics similar to our reporting units, each weighted by the relative market value percentages of our equity and debt, and (4) an appropriate size premium.

In the second quarter of 2012, we identified an indicator of a possible impairment of the carrying value of the Iconoculture reporting unit. Iconoculture sales bookings for the first six months of 2012 were lower than amounts previously estimated. Lower sales bookings may result in a decrease in revenue and cash flows from operations. The carrying value of the Iconoculture reporting unit was $13.7 million at June 30, 2012, including $11.5 million of goodwill and $4.5 million of intangible assets. We calculated the fair value of the reporting unit using a discounted cash flow model (income approach) for the subsequent five year period with a terminal value. We used a discount rate of 16% and current estimates of sales bookings and cash flows. The fair value of the reporting unit exceeded its carrying value by approximately 4% at June 30, 2012 and by less than 1% at October 1, 2012.

### *Long-Lived Assets, Including Intangibles*

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. At December 31, 2012, we have not identified any instances where the carrying values of our long-lived assets were not recoverable.

### *Deferred Incentive Compensation*

Direct incentive compensation paid to our employees related to the negotiation of new and renewal customer arrangements is deferred and amortized over the term of the related arrangements.

### *Operating Leases*

We have non-cancelable operating lease agreements for our offices with lease periods expiring between 2013 and 2028. We are committed to pay a portion of the related operating expenses and real estate taxes under these lease agreements. We recognize rent expense under operating leases on a straight-line basis over the non-cancelable term of the lease, including free-rent periods. Lease incentives, relating to allowances provided by landlords, are amortized over the term of the lease as a reduction of rent expense. We recognize sublease income on a straight-line basis over the term of the sublease, including free rent periods and escalations, as a reduction of rent expense. Costs associated with acquiring a subtenant, including broker commissions and tenant allowances, are amortized over the sublease term as a reduction of sublease income.

### *Share-Based Compensation*

Share-based compensation expense is measured at the grant date of the share-based awards based on their fair value and is recognized on a straight-line basis over the vesting period, net of an estimated forfeiture rate. The grant date fair value of restricted stock units, which are not entitled to receive dividends until vested, is measured by reducing the share price at that date by the present value of the dividends expected to be paid during the requisite vesting period. The grant date fair value of stock appreciation rights is calculated using a lattice valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our stock, and estimated forfeiture rates of the awards. Fair value and forfeiture rate estimates are based on assumptions we believe to be reasonable. Actual future results may differ from those estimates.

## Consolidated Results of Operations

The following table presents an overview of our results of operations (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenue | $ 622,654 | $ 484,663 | $ 432,431 |
| Costs and expenses: | | | |
| Cost of services | 223,766 | 167,258 | 153,283 |
| Member relations and marketing | 178,204 | 142,324 | 121,239 |
| General and administrative | 73,629 | 61,668 | 56,896 |
| Acquisition related costs | 24,529 | — | — |
| Depreciation and amortization | 37,858 | 16,928 | 18,039 |
| Total costs and expenses | 537,986 | 388,178 | 349,457 |
| Operating profit | 84,668 | 96,485 | 82,974 |
| Other (expense) income, net: | | | |
| Interest income and other | 1,834 | 372 | 3,140 |
| Interest expense | (11,882) | (550) | — |
| Total other (expense) income, net | (10,048) | (178) | 3,140 |
| Income from continuing operations before provision for income taxes | 74,620 | 96,307 | 86,114 |
| Provision for income taxes | 37,569 | 38,860 | 34,015 |
| Income from continuing operations | 37,051 | 57,447 | 52,099 |
| Loss from discontinued operations, net of provision for income taxes | — | (4,792) | (11,736) |
| Net income | $ 37,051 | $ 52,655 | $ 40,363 |

### *Revenue and Costs and Expenses*

See "Segment Results" below for a discussion of revenue and costs and expenses by segment.

Our operating costs and expenses consist of:

- Cost of services, which represents the costs associated with the production and delivery of our services and products, consisting of compensation, including share-based compensation; internal and external product advisors; the organization and delivery of membership meetings, seminars, and other events; third-party consulting; ongoing product development costs; production of published materials, costs of developing and supporting our membership Web platform and digital delivery of services and products; and associated support services.
- Member relations and marketing, which represent the costs of acquiring new customers and the costs of account management, consisting of compensation, including sales incentives and share-based compensation; travel and related expenses; recruiting and training of personnel; sales and marketing materials; and associated support services, as well as the costs of maintaining our customer relationship management software.
- General and administrative, which represent the costs associated with the corporate and administrative functions, including human resources and recruiting, finance and accounting, legal, management information systems, facilities management, business development, and other. Costs include compensation, including share-based compensation; third-party consulting and compliance expenses; and associated support services.
- Acquisition related costs represent transaction and integration costs incurred in connection with acquisitions.
- Depreciation and amortization, consisting of amortization of intangible assets and depreciation of our property and equipment, including leasehold improvements, furniture, fixtures and equipment, capitalized software, and website development costs.

### *Acquisition Related Costs*

Acquisition related costs were $24.5 million in 2012 and primarily relate to the acquisition and integration of SHL and include $14.7 million of transaction costs, a $5.1 million settlement of the forward currency contract that we put in place on July 2, 2012 to hedge our obligation to pay a portion of the gross SHL purchase price in British pound sterling ("GBP"), and $4.7 million of integration costs.

### *Other (Expense) Income, Net*

The following table presents the components of Other (expense) income, net (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Interest expense | $ (11,882) | $ (550) | $ — |
| Increase (decrease) in fair value of deferred compensation plan assets | 1,700 | (456) | 1,699 |
| Foreign currency (loss) gain | (1,259) | (330) | 54 |
| Interest income | 1,083 | 1,146 | 1,412 |
| Other | 310 | 12 | (25) |
| Other (expense) income, net | $ (10,048) | $ (178) | $ 3,140 |

The increase in interest expense reflects the costs of the borrowings incurred for the SHL acquisition for the period from August 2, 2012 to December 31, 2012.

### *Provision for Income Taxes*

We recorded a provision for income taxes of $37.6 million, $38.9 million, and $34.0 million in 2012, 2011, and 2010, respectively. Changes in the effective tax rate in 2012 and 2011 were primarily due to permanently nondeductible expenses recognized for book purposes and changes in the reserve for contingencies. In 2012 the change also included the effects of foreign losses at income tax rates lower than the federal rate.

In 2012, our effective income tax rate was 50.3%. The difference between our effective income tax rate and the US statutory rate of 35% in 2012 is primarily due to state income taxes and nondeductible acquisition expenses related to the SHL acquisition. Our effective income tax rate in 2011 and 2010 was 40.4% and 39.5%, respectively. The difference between our effective income tax rate and the US statutory rate of 35% in 2011 and 2010 was primarily due to state income taxes, nondeductible expenses, and changes in the reserve for contingencies. With minor exceptions, income taxes are not provided for our foreign subsidiaries' undistributed earnings, as such earnings are deemed to be permanently reinvested locally.

Net deferred tax liabilities were $47.4 million and net deferred tax assets were $36.9 million at December 31, 2012 and 2011, respectively. Deferred tax assets related to most accrued expenses and deferred revenue are expected to reverse within one year. Deferred tax assets related to share-based compensation are expected to reverse over three years. Deferred tax assets related to net operating loss carry forwards are expected to reverse over eight years. Deferred tax assets and liabilities related to goodwill, intangible assets, and operating leases are expected to reverse over periods up to fifteen years.

### *Loss from Discontinued Operations, Net of Provision for Income Taxes*

On December 30, 2011, we sold substantially all of the assets of Toolbox.com for $2.1 million. As a result, we recorded a loss from discontinued operations of $4.8 million and $11.7 million 2011 and 2010, respectively.

In 2011, the loss from discontinued operations was comprised of a loss on disposal of $3.5 million and an operating loss of $3.8 million, net of the provision for income taxes of $2.5 million.

In 2010, the loss from discontinued operations was comprised of an operating loss of $17.7 million, including a $12.6 million impairment loss, net of the provision for income taxes of $6.0 million. In the third quarter of 2010, based on a combination of factors (including the economic environment and the near term outlook for advertising related revenue), we concluded that goodwill and intangible asset amounts previously recorded for our Toolbox.com reporting unit were impaired.

## Segment Results

### *CEB Segment Operating Data*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| CEB segment Contract Value (in thousands) (1) | $ 561,823 | $ 499,424 | $ 447,051 |
| CEB segment Member institutions | 6,090 | 5,738 | 5,271 |
| CEB segment Contract Value per member institution | $ 92,252 | $ 87,040 | $ 84,808 |
| CEB segment Wallet retention rate (2) | 102% | 100% | 101% |

(1) For the year then ended. We define "CEB segment Contract Value" as the aggregate annualized revenue attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement. CEB Contract Value does not include the impact of PDRI.

(2) We define "CEB segment Wallet retention rate," at the end of the quarter, as the total current year CEB segment Contract Value from prior year members as a percentage of the total prior year CEB segment Contract Value. The CEB segment Wallet retention rate does not include the impact of PDRI.

CEB segment Contract Value increased 12.5% to $561.8 million at December 31, 2012 from $499.4 million at December 31, 2011 and increased 11.7% in 2011 from $447.1 million at December 31, 2010.

In 2012, Contract Value increased $62.4 million primarily as a result of increased sales to new and existing large corporate members, price increases, and the acquisition of Valtera.

In 2011, Contract Value increased $52.3 million primarily as a result of increased sales to new and existing large corporate members and price increases.

### *CEB Segment Results of Operations*

The financial results presented below include the results of operations for the CEB segment in 2012, 2011, and 2010 (in thousands). In 2012, PDRI's operating results are included for the period from August 2, 2012 to December 31, 2012.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenue | $ 564,062 | $ 484,663 | $ 432,431 |
| Costs and expenses: | | | |
| Cost of services | 196,501 | 167,258 | 153,283 |
| Member relations and marketing | 159,344 | 142,324 | 121,239 |
| General and administrative | 64,403 | 61,668 | 56,896 |
| Acquisition related costs | 22,430 | — | — |
| Depreciation and amortization | 24,371 | 16,928 | 18,039 |
| Total costs and expenses | 467,049 | 388,178 | 349,457 |
| Operating profit | 97,013 | 96,485 | 82,974 |
| Other (expense) income, net: | | | |
| Interest income and other | 2,358 | 372 | 3,140 |
| Interest expense | (11,468) | (550) | — |
| Total other (expense) income, net | (9,110) | (178) | 3,140 |
| Income from continuing operations before provision for income taxes | 87,903 | 96,307 | 86,114 |
| Provision for income taxes | 41,463 | 38,860 | 34,015 |
| Income from continuing operations | $ 46,440 | $ 57,447 | $ 52,099 |

Reconciliation of CEB segment net income to Adjusted segment EBITDA (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income | $ 46,440 | $ 52,655 | $ 40,363 |
| Loss from discontinued operations, net of provision for income taxes | — | 4,792 | 11,736 |
| Income from continuing operations | 46,440 | 57,447 | 52,099 |
| Interest expense (income), net | 10,834 | (596) | (1,526) |
| Depreciation and amortization | 24,371 | 16,928 | 18,039 |
| Provision for income taxes | 41,463 | 38,860 | 34,015 |
| Acquisition related costs | 22,430 | — | — |
| Share-based compensation | 9,062 | 8,118 | 7,431 |
| Adjusted segment EBITDA | $ 154,600 | $ 120,757 | $ 110,058 |
| Adjusted segment EBITDA Margin | 27.4% | 24.9% | 25.5% |

### *CEB Segment Revenue*

In 2012, revenue increased $79.4 million, or 16.4%, to $564.1 million from $484.7 million in 2011 and increased $52.3 million, or 12.1%, in 2011 from $432.4 million in 2010.

The increase in 2012 was primarily due to an increase in sales bookings with new and existing customers. In addition, 2012 revenue included $12.6 million from PDRI and $13.3 from Valtera which were acquired in 2012.

In 2011, revenue increased due to an increase in sales bookings to new and existing customers and our ability to implement price increases, as well as the Baumgartner and Iconoculture acquisitions. This increase is net of a $3.6 million deferral from the adoption of Accounting Standards Update 2009-13, "Multiple Deliverable Revenue Arrangements," on January 1, 2011.

### *CEB Segment Costs and Expenses*

In 2012, costs and expenses were $467.0 million, an increase of $78.8 million from $388.2 million in 2011. In 2011, costs and expenses increased $38.7 million from $349.5 million in 2010. Changes in compensation and related costs, variable compensation, share-based compensation, third-party consulting, travel and related expenses, facilities costs, deferred compensation, additional costs from the businesses we acquired, and the impact of changes in the exchange rates of the US dollar to the British pound sterling ("GBP") all contributed to year-over-year variances in costs and expenses. These items are allocated to Cost of services, Member relations and marketing, and General and administrative expenses. In 2012, costs and expenses include the partial year 2012 impact of the acquisitions of Valtera and PDRI and the full year 2012 impact of the acquisition of Baumgartner in September 2011. We discuss the major components of costs and expenses on an aggregate basis below:

- Compensation and related costs, including salaries, payroll taxes and benefits, increased $31.2 million in 2012 to $223.3 million from $192.1 million in 2011 and increased $27.2 million in 2011 from $164.9 million in 2010. The increase in 2012 was primarily due to headcount and salary increases, including the impact of the acquisitions discussed above. The increase in 2011 was primarily due to headcount and salary increases, as well as the Baumgartner and Iconoculture acquisitions.

- Variable compensation, consisting of sales commissions and annual bonuses, increased $8.3 million in 2012 to $62.5 million from $54.2 million in 2011 and increased $3.4 million in 2011 from $50.8 million in 2010. The increase in 2012 was primarily due to a $5.6 million increase in the estimated payout of annual bonuses and a $2.7 million increase in sales incentive expense resulting from increased sales bookings. The increase in 2011 was primarily due to a $5.7 million increase in sales commission expense resulting from increased sales bookings partially offset by a decrease in sales commission rates. Additionally, the estimated payout of annual bonuses decreased $2.2 million.

- Share-based compensation costs increased $1.0 million in 2012 to $9.1 million from $8.1 million in 2011 and increased $0.8 million in 2011 from $7.3 million in 2010. The increases in 2012 and 2011 were primarily due to an increase in the total fair value of awards granted in 2010 through 2012.

- Third-party consulting increased $2.0 million in 2012 to $22.7 million from $20.7 million in 2011 and increased $0.1 million in 2011 from $20.6 million in 2010. The increases in 2012 and 2011 were primarily due to the use of consultants for member-facing technology development and the implementation of operating systems enhancements and external advisors supporting the CEB branding initiative.

- Travel and related expense increased $2.2 million in 2012 to $24.9 million from $22.7 million in 2011 and increased $4.3 million in 2011 from $18.4 million in 2010. The increase in 2012 was primarily due to increased costs incurred in the delivery of advisory and research services. The increase in 2011 was related to both an increase in sales related travel and increased costs incurred in the delivery of advisory and research services.

- Allocated facilities costs, consisting primarily of rent, operating expenses, and real estate tax escalations decreased $0.7 million in 2012 to $25.6 million from $26.3 million and decreased $2.6 million in 2011 from $28.9 million in 2010. The decreases in 2012 and 2011 are primarily due to the sublease of approximately 362,000 square feet of our corporate headquarters to third parties.

- Deferred compensation costs included in operating expenses increased $2.1 million in 2012 to $1.6 million of expense from $0.5 million of income in 2011 and decreased $2.0 million in 2011 from $1.5 million of expense in 2010. Variances related to deferred compensation are the result of changes in the value of investments in variable insurance products held in a Rabbi Trust. Operating expense variances resulting from changes in the fair value of deferred compensation costs are offset in Other (expense) income and have no impact on net income or earnings per share.

- Our operating expenses are impacted by currency fluctuations, primarily in the value of the GBP compared to the US dollar. The value of the GBP versus the US dollar was approximately $0.02 lower, on average, across 2012 compared to 2011 and approximately $0.05 lower, on average, across 2011 compared to 2010. Costs incurred for foreign subsidiaries will fluctuate based on changes in foreign currency rates in addition to other operational factors. We enter into cash flow hedges for our UK subsidiary to mitigate foreign currency risk, which offsets a portion of the impact foreign currency fluctuations have on costs and expenses.

### *Cost of Services*

Cost of services increased 17.5%, or $29.2 million, to $196.5 million in 2012 from $167.3 million in 2011 and increased 9.1%, or $14.0 million, in 2011 from $153.3 million in 2010. The following table outlines the primary components of Cost of services (in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | % of Revenue | 2011 | % of Revenue | 2010 | % of Revenue |
| Compensation and related | $ 108,371 | 19.2% | $ 90,424 | 18.7% | $ 78,570 | 18.2% |
| Variable compensation | 20,542 | 3.6% | 15,857 | 3.3% | 17,882 | 4.1% |
| Share-based compensation | 3,302 | 0.6% | 3,130 | 0.6% | 1,933 | 0.4% |
| Third-party consulting | 13,826 | 2.5% | 12,490 | 2.6% | 13,121 | 3.0% |
| Travel and related | 11,623 | 2.1% | 9,932 | 2.0% | 8,082 | 1.9% |
| Allocated facilities | 10,690 | 1.9% | 10,852 | 2.2% | 12,237 | 2.8% |
| Deferred compensation expense (benefit) | 684 | 0.1% | (234) | (0.0)% | 767 | 0.2% |

In 2012, the $17.9 million increase in compensation and related costs was primarily due to headcount acquired from Valtera and PDRI and increases in headcount and salaries at CEB. The increase in variable compensation of $4.7 million was due to an increase in the estimated payout of annual bonuses. The $1.7 million increase in travel and related costs was primarily due to increased costs incurred in the delivery of advisory and research services. The $1.3 million increase in third party consulting relates to enhancements in member facing technology and costs associated with the production and delivery services.

In 2011, the $11.9 million increase in compensation and related costs was primarily due to headcount increases relating to investments in our product research and delivery teams. The decrease in variable compensation of $2.0 million was due to lower estimated annual bonuses. Share-based compensation increased $1.2 million and third-party consulting decreased $0.6 million for the reasons outlined above. The $1.9 million increase in travel and related costs was due to increased costs incurred in the delivery of advisory and research services. The $1.4 million decrease in allocated facilities costs was primarily due to the sublease of a portion of our headquarters as discussed above. In addition, costs associated with the production and delivery of member meetings increased $1.2 million.

Cost of services as a percentage of revenue was 34.8% in 2012, 34.5% in 2011, and 35.4% in 2010.

### *Member Relations and Marketing*

Member relations and marketing increased 11.9%, or $17.0 million, to $159.3 million in 2012 from $142.3 million in 2011 and increased 17.4%, or $21.1 million, in 2011 from $121.2 million in 2010. The following table outlines the primary components of Member relations and marketing (in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | % of Revenue | 2011 | % of Revenue | 2010 | % of Revenue |
| Compensation and related | $ 80,736 | 14.3% | $ 70,874 | 14.6% | $ 57,976 | 13.4% |
| Variable compensation | 35,538 | 6.3% | 32,359 | 6.7% | 26,158 | 6.0% |
| Share-based compensation | 1,841 | 0.3% | 1,642 | 0.3% | 1,156 | 0.3% |
| Third-party consulting | 3,790 | 0.7% | 2,442 | 0.5% | 2,400 | 0.6% |
| Travel and related | 11,222 | 2.0% | 10,901 | 2.2% | 9,288 | 2.1% |
| Allocated facilities | 11,244 | 2.0% | 11,701 | 2.4% | 11,789 | 2.7% |
| Deferred compensation expense (benefit) | 637 | 0.1% | (108) | (0.0)% | 354 | 0.1% |

In 2012, the $9.9 million increase in compensation and related costs was primarily due to CEB headcount and salary increases and the resulting increases in payroll taxes and health benefits. The $3.2 million increase in variable compensation was primarily due to an increase in sales commission expense. Third-party consulting increased $1.3 million due additional resources for branding and marketing activities.

In 2011, the $12.9 million increase in compensation and related costs was primarily due to headcount increases relating to additional capacity and support for our sales teams. The $6.2 million increase in variable compensation was primarily due to higher bookings across 2010 and 2011 and higher sales incentive rates compared to prior years. Travel and related costs increased $1.6 million from higher sales team travel rates. These increases were partially offset by a $0.9 million decrease in advertising expense and a $0.5 million decrease in deferred compensation expense.

Member relations and marketing expense as a percentage of revenue was 28.2% in 2012, 29.4% in 2011, and 28.0% in 2010.

### *General and Administrative*

General and administrative increased 4.4%, or $2.7 million, to $64.4 million in 2012 from $61.7 million in 2011 and increased 8.4%, or $4.8 million, in 2011 from $56.9 million in 2010. The following table outlines the primary components of General and administrative (in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | % of Revenue | 2011 | % of Revenue | 2010 | % of Revenue |
| Compensation and related | $ 34,215 | 6.1% | $ 30,815 | 6.4% | $ 28,261 | 6.5% |
| Variable compensation | 6,456 | 1.1% | 5,948 | 1.2% | 6,715 | 1.6% |
| Share-based compensation | 3,908 | 0.7% | 3,315 | 0.7% | 4,174 | 1.0% |
| Third-party consulting | 5,117 | 0.9% | 5,758 | 1.2% | 5,034 | 1.2% |
| Allocated facilities | 3,670 | 0.7% | 3,758 | 0.8% | 4,885 | 1.1% |
| Deferred compensation expense (benefit) | 268 | 0.0% | (112) | (0.0)% | 370 | 0.1% |

In 2012, the $3.4 million increase in compensation and related costs was primarily due to headcount and salary increases at CEB and acquired headcount from PDRI. The $0.5 million increase in variable compensation was due to an increase in estimated annual bonus payout. Share-based compensation expense increased $0.6 million due to the reasons outlined above. These increases were partially offset by a $1.1 million decrease in legal fees.

In 2011, the $2.6 million increase in compensation and related costs was primarily due to headcount increases. The $0.8 million decrease in variable compensation was due to lower estimated annual bonuses. Share-based compensation expense decreased $0.9 million due to the lower total value of awards being amortized for administrative personnel than in prior years. The $1.1 million decrease in allocated facilities costs was primarily due to the sublease of a portion of our headquarters as discussed above. In addition, in the first quarter of 2011, we recorded a $1.7 million charge from an adjustment to the fair value of the Iconoculture earnout liability and a $1.3 million increase in legal and transaction related fees.

General and administrative expense as a percentage of revenue was 11.4% in 2012, 12.7% in 2011, and 13.2% in 2010.

### *Depreciation and Amortization*

Depreciation and amortization increased 44.4%, or $7.5 million, to $24.4 million in 2012 from $16.9 million in 2011 and decreased 6.1%, or $1.1 million, in 2011 from $18.0 million in 2010. The following table outlines the primary components of Depreciation and amortization (in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | % of Revenue | 2011 | % of Revenue | 2010 | % of Revenue |
| Depreciation | $ 16,760 | 3.0% | $ 13,565 | 2.8% | $ 14,440 | 3.3% |
| Amortization | 7,611 | 1.3% | 3,363 | 0.7% | 3,599 | 0.8% |

In 2012, the $3.2 million increase in depreciation is the result of the increase in capitalizable purchases from $10.2 million in 2011 to $17.5 million in 2012. These purchases related primarily to investments in hardware to support headcount growth and investments in member facing technology. The increase in amortization of $4.2 million related primarily to amortization from the 2012 acquisitions of Valtera and PDRI and the full year impact of the 2011 acquisition of Baumgartner.

In 2011, the decrease of $1.1 million was primarily due to lower depreciation as a result of the completion of the depreciable lives of certain fixed assets. In addition, there was a $0.2 million decrease in amortization.

Depreciation and amortization expense as a percentage of revenue was 4.3% in 2012, 3.5% in 2011, and 4.2% in 2010.

### *SHL segment results of operations*

The operating results presented below include the SHL segment for the period from August 2, 2012 to December 31, 2012 (in thousands):

| | | Period from August 2, 2012 to December 31, 2012 |
|---|---|---|
| Revenue | $ | 58,592 |
| Costs and expenses: | | |
| Cost of services | | 27,265 |
| Member relations and marketing | | 18,860 |
| General and administrative | | 9,226 |
| Acquisition related costs | | 2,099 |
| Depreciation and amortization | | 13,487 |
| Total costs and expenses | | 70,937 |
| Operating loss | | (12,345) |
| Other (expense) income, net: | | |
| Interest income and other | | (524) |
| Interest expense | | (414) |
| Total other (expense) income, net | | (938) |
| Loss from operations before provision for income taxes | | (13,283) |
| Provision for income taxes | | (3,894) |
| Net loss | $ | (9,389) |

Reconciliation of SHL segment revenue to Adjusted segment revenue (in thousands):

| | | Period from August 2, 2012 to December 31, 2012 |
|---|---|---|
| Segment revenue | $ | 58,592 |
| Impact of the deferred revenue fair value adjustment | | 17,134 |
| Adjusted segment revenue | $ | 75,726 |

Reconciliation of SHL segment income from continuing operations to Adjusted segment EBITDA (in thousands):

| | | Period from August 2, 2012 to December 31, 2012 |
|---|---|---|
| Net loss | $ | (9,389) |
| Interest (expense) income, net | | — |
| Depreciation and amortization | | 13,487 |
| Provision for income taxes | | (3,894) |
| Impact of the deferred revenue fair value adjustment | | 17,134 |
| Acquisition related costs | | 2,099 |
| Share-based compensation | | 152 |
| Adjusted segment EBITDA | $ | 19,589 |
| Adjusted segment EBITDA Margin | | 25.9% |

### *Revenue*

Revenue in the period from August 2, 2012 to December 31, 2012 was $58.6 million. Deferred revenue at the acquisition date was recorded at fair value based on the estimated cost to provide the related services plus a reasonable profit margin on such costs. The reduction in deferred revenue from SHL's historical cost to fair value was $35.0 million. The impact of the deferred revenue fair value adjustment was $17.1 million in 2012. It is expected that the remaining $17.9 million acquisition date deferred revenue adjustment will be recognized primarily in 2013 and approximately $5 million in 2014.

### *Cost of Services*

Cost of services in the period from August 2, 2012 to December 31, 2012 was $27.3 million and consisted primarily of $19.5 million of compensation and related costs, $3.0 million of overhead costs, including supplies and telecommunication costs, $1.8 million of facilities costs, and $1.3 million for estimated annual bonuses.

### *Member Relations and Marketing*

Member relations and marketing in the period from August 2, 2012 to December 31, 2012 was $18.9 million and consisted primarily of $11.5 million of compensation and related costs, $2.5 million of sales related incentives, $1.1 million of overhead costs, and $0.9 million of facilities costs.

### *General and Administrative*

General and administrative in the period from August 2, 2012 to December 31, 2012 was $9.2 million and consisted primarily of $5.7 million of compensation and related costs, $0.5 million of third-party consulting, $0.8 million of overhead costs, $0.6 million for estimated annual bonuses, and $0.4 million of facilities costs.

### *Depreciation and Amortization*

Depreciation and amortization in the period from August 2, 2012 to December 31, 2012 was $13.5 million and consisted primarily of $10.7 million from the amortization of acquisition related intangible assets. The remaining $2.8 million relates to the depreciation of property and equipment.

## Liquidity and Capital Resources

Historically, cash flows generated from operating activities have been our primary source of liquidity. In March 2011, we entered into a $100 million five-year senior unsecured, revolving credit facility (the "Prior Credit Facility") with certain lenders. On July 2, 2012, in connection with the execution of the sale and purchase agreement related to the SHL acquisition, we entered into a senior secured credit agreement, which was amended and restated on July 18, 2012, and again on August 1, 2012 (as amended and restated, the "Senior Secured Credit Agreement"). The Senior Secured Credit Agreement provides for (i) a term loan A in an aggregate principal amount of $275 million (the "Term Loan A Facility"), (ii) a term loan B in an aggregate principal amount of $250 million (the "Term Loan B Facility" and together with the Term Loan A Facility, the "Term Facilities") and (iii) a $100 million revolving credit facility (the "Revolving Credit Facility" and together with the Term Loan A Facility and the Term Loan B Facility, the "Senior Secured Credit Facilities").

On August 2, 2012, in connection with the closing of the SHL acquisition, the full amounts of the Term Loan A Facility and the Term Loan B Facility were drawn and $30 million under the Revolving Credit Facility was drawn. In addition, approximately $6 million of availability under the Revolving Credit Facility was used to cover letters of credit that were issued to replace similar letters of credit previously issued under the Company's prior senior unsecured credit facility which was terminated concurrently with the drawings under the Senior Secured Credit Facilities. In addition to the net proceeds from the Senior Secured Credit Facilities, we used approximately $121 million of our available cash on hand to pay the remainder of the SHL purchase price. Available borrowings under the Revolving Credit Facility were approximately $73 million at December 31, 2012, which includes approximately $7 million reserved for outstanding letters of credit. We repaid $10 million of the principal amount outstanding under the Revolving Credit Facility in December 2012 and the remaining outstanding amount of $20 million in January 2013.

In addition to SHL, we completed several other acquisitions in 2012 and 2011 and a disposition which affected our liquidity position.

In February 2012, we completed the acquisition of Valtera. We acquired 100% of the equity interests of Valtera for a cash payment of $22.4 million less cash acquired of $1.9 million. The cash payment includes $4.7 million which was placed in escrow and will be held until March 13, 2013 at which point the funds will be released to the sellers.

In September 2011, we completed the acquisition of Baumgartner. We acquired 100% of the equity interests of Baumgartner for an initial cash payment of $6.4 million less cash acquired of $1.0 million. We will be required to pay up to an additional $1.5 million at various times prior to September 30, 2013.

In December 2011, we sold substantially all of the assets of Toolbox.com for $2.1 million. Cash flows from continuing operations were reported in combination with cash flows from discontinued operations.

We had cash and cash equivalents and marketable securities of $72.7 million and $143.9 million at December 31, 2012 and 2011, respectively. We believe that existing cash and cash equivalents and operating cash flows will be sufficient to support operations, including interest and required principal payments, anticipated capital expenditures, and the payment of dividends, as well as potential share repurchases for at least the next 12 months. Our future cash flows will depend on many factors, including our rate of Contract Value growth and selective investments to expand our market presence and enhance technology. At December 31, 2012, available borrowings under the Revolving Credit Facility were $72.6 million, net of $7.4 million supporting various letters of credit. The anticipated cash needs of our business could change significantly if we pursue and make investments in, or acquisitions of, complementary businesses, if economic conditions change from those currently prevailing or from those currently anticipated, or if other unexpected circumstances arise that may have a material effect on the cash flows or profitability of our business. Any of these events or circumstances could involve significant additional funding needs in excess of the identified currently available sources, including our Revolving Credit Facility, and could require us to seek additional financing as an additional source of liquidity to meet those needs. Our ability to obtain additional financing, if necessary, is subject to a variety of factors that we cannot predict with certainty, including our future profitability; our relative levels of debt and equity; the volatility and overall condition of the capital markets; and the market prices of our securities. As a result, any additional financing may not be available on acceptable terms or at all.

Approximately $48.5 million of our cash is held by our foreign subsidiaries. We manage our worldwide cash requirements by considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations, capital projects, and future acquisitions.

### *Cash Flows*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (In thousands) | | |
| Net cash flows provided by operating activities | $ 122,155 | $ 100,251 | $ 85,095 |
| Net cash flows (used in) provided by investing activities | (676,330) | (4,922) | 102 |
| Net cash flows provided by (used in) financing activities | 492,784 | (63,815) | (14,459) |

Historically, our primary uses of cash have been to fund acquisitions, capital expenditures, share repurchases, and dividend payments. With the Senior Secured Credit Facilities, our primary uses of cash in the future will also include debt service requirements.

### *Cash Flows from Operating Activities*

Our operating assets and liabilities consist primarily of billed and unbilled accounts receivable, accounts payable, accrued expenses, accrued compensation expense, and deferred revenue. The timing of billings and collections of receivables as well as payments for compensation arrangements affect the changes in these balances.

Membership subscriptions, which principally are annually renewable agreements, generally are payable by members at the beginning of the contract term. Historically, the combination of revenue growth, profitable operations, and advance payments of membership subscriptions has resulted in net cash flows provided by operating activities.

Net cash flows provided by operating activities increased $21.9 million in 2012 from 2011 and increased $15.2 million in 2011 from 2010. The increase in net cash flows provided by operating activities in both 2012 and 2011 was primarily due to increases in sales bookings which results in higher customer payments and increases in deferred revenue.

We made income tax payments of $36.9 million, $28.3 million, and $39.4 million in 2012, 2011, and 2010, respectively, and expect to continue making tax payments in future periods. In 2011, the decrease in income tax payments was primarily due to the impact of tax deductions associated with the sale of Toolbox.com.

We made interest payments of $8.4 million in 2012.

### *Cash Flows from Investing Activities*

Our cash management, acquisition, and capital expenditure strategies affect cash flows from investing activities.

Net cash flows used in investing activities increased $671.4 million in 2012 from 2011 and decreased $5.0 million in 2011 from 2010. In 2012, we used $669.1 million for acquisitions, including $654.0 million for our acquisition of SHL. In 2011, we used $6.2 million for acquisitions of businesses, primarily due to Baumgartner, which included an initial payment of $6.4 million less cash acquired of $1.0 million. In 2010, we used $13.0 million for the Iconoculture acquisition, which included an initial payment of $9.0 million, net of cash acquired, and a working capital payment of $4.0 million.

Our capital expenditures increased $7.3 million to $17.5 million in 2012 from $10.2 million in 2011 and increased $1.9 million in 2011 from $8.3 million in 2010. The increases in capital expenditures were primarily due to equipment purchases to support headcount growth and investments in member-facing technology.

We generated cash flows from the sales and maturities of marketable securities of $10.3 million, $9.8 million and $22.4 million in 2012, 2011, and 2010, respectively.

We estimate that capital expenditures to support our infrastructure will range from approximately $29 to $31 million in 2013, including approximately $4 to $5 million associated with the integration of SHL.

### *Cash Flows from Financing Activities*

Net cash flows provided by financing activities increased $556.6 million in 2012 from 2011 and decreased $49.3 million in 2011 from 2010. In 2012, the increase was primarily due to the financing we obtained for the SHL acquisition in the amount of $555.0 million, partially offset by credit facility issuance costs of $19.2 million and a $10.0 million repayment of outstanding amounts under the revolving credit facility in December 2012. Additionally, we used $10.0 million for share repurchases in 2012 compared to $40.3 million in 2011. Dividend payments increased to $23.4 million in 2012 from $20.4 million in 2011 and from $15.1 million in 2010. Our dividend rate was $0.175 per share per quarter in 2012, $0.15 per share per quarter in 2011, and $0.11 per share per quarter in 2010.

In February 2013, our Board of Directors declared a quarterly dividend of $0.225 per share for the first quarter of 2013.

## Commitments and Contingencies

We continue to evaluate potential tax exposure relating to sales and use, payroll, income and property tax laws, and regulations for various states in which we sell or support our goods and services. Accruals for potential contingencies are recorded when it is probable that a liability has been incurred, and the liability can be reasonably estimated. As additional information becomes available, changes in the estimates of the liability are reported in the period that those changes occur. We had liabilities of $5.8 million and $3.0 million at December 31, 2012 and 2011, respectively, relating to certain sales and use tax regulations for states in which we sell or support our goods and services. The liability at December 31, 2012 includes $2.6 million recorded in the preliminary purchase price allocation for SHL.

The preliminary purchase price allocation for SHL included an unrecognized tax benefit and related penalties and interest of $5.9 million and is included in Other liabilities in the consolidated balance sheet at December 31, 2012.

## Contractual Obligations

The following table summarizes our known contractual obligations at December 31, 2012 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

| | Payments Due by Period at December 31, 2012 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | YE 2013 | YE 2014 | YE 2015 | YE 2016 | YE 2017 | Thereafter |
| Senior Secured Credit Facilities (1) | $ 645,256 | $ 35,198 | $ 34,722 | $ 44,122 | $ 43,376 | $ 231,407 | $ 256,431 |
| Operating lease obligations | 637,980 | 44,101 | 47,471 | 47,300 | 47,535 | 46,032 | 405,541 |
| Deferred compensation liability | 14,397 | 1,698 | 640 | 434 | 478 | 247 | 10,900 |
| Purchase commitments | 30,785 | 17,434 | 7,562 | 5,789 | — | — | — |
| Total | $1,328,418 | $ 98,431 | $ 90,395 | $ 97,645 | $ 91,389 | $ 277,686 | $ 672,872 |

| | Sublease Receipts by Period (In Thousands) at December 31, 2012 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | YE 2013 | YE 2014 | YE 2015 | YE 2016 | YE 2017 | Thereafter |
| Subleases receipts | $ 277,390 | $ 14,562 | $ 17,591 | $ 19,178 | $ 19,638 | $ 20,111 | $ 186,310 |

(1) Includes interest expense calculated using variable interest rates at December 31, 2012 of 3.21% for the Term Loan A Facility and the Revolving Credit Facility and 5.0% for the Term Loan B Facility. We may be required to make mandatory prepayments with the net cash proceeds of certain debt issuances, equity issuances, insurance receipts, dispositions and excess cash flows. The amounts presented in the tables above do not reflect any mandatory prepayments that we may be required to pay. In January 2013, we repaid the remaining $20 million outstanding under the Revolving Credit Facility at December 31, 2012. Thus, the amounts presented in the table above do not include any principal or interest amounts associated with the Revolving Credit Facility.

Operating lease obligations include scheduled rent escalations. Purchase commitments primarily relate to information technology and infrastructure contracts.

Not included in the table above are unrecognized tax benefits of $5.1 million.

### *Off-Balance Sheet Arrangements*

At December 31, 2012 and 2011, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to interest rate and foreign currency exchange rate risks that could impact our financial position and operating results.

***Interest Rate Risk***

Borrowings under the Senior Secured Credit Facilities bear interest at rates based on the ratio of the Company's and its subsidiaries consolidated first lien indebtedness to the Company's and its subsidiaries consolidated EBITDA (as defined in the Senior Secured Credit Agreement) for applicable periods specified in the Senior Secured Credit Agreement. The annual interest rate on the Term Loan A Facility and the Revolving Credit Facility was 3.21% and the annual interest rate on the Term Loan B Facility was 5.0% at December 31, 2012. A hypothetical increase or decrease of 10% in the LIBOR rate (before the applicable margin) would impact interest expense by $0.1 million for the Term Loan A Facility and Revolving Credit Facility, but would not impact interest expense for the Term Loan B Facility since the LIBOR rate would still be below the applicable minimum rate.

Additionally, we are exposed to interest rate risk through our portfolio of cash and cash equivalents, which is designed for safety of principal and liquidity. We do not currently hold any marketable securities. Cash and cash equivalents are primarily comprised of cash held in demand deposit accounts at various financial institutions. We perform periodic evaluations of the relative credit ratings related to cash and cash equivalents. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. A hypothetical 10% adverse movement in interest rates would not have a material impact on our operating results or cash flows.

***Foreign Currency Risk***

Our international operations subject us to risks related to currency exchange fluctuations. Prior to 2012, prices for our CEB segment products were denominated primarily in US dollars, even when sold to members that are located outside the United States. In 2012, we began denominating prices for CEB segment products in local currencies for the Australian dollar, GBP, and Euro. The costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, increases in local currencies against the US dollar in countries where we have foreign operations would result in higher operating costs and, potentially, reduced earnings. We use forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with our cost reimbursement agreement with our UK subsidiary. A forward contract obligates us to exchange a predetermined amount of US dollars to make an equivalent GBP payment equal to the value of such exchange. The maximum length of time over which we hedge our exposure to the variability in future cash flows is 12 months.

The functional currency of SHL and its subsidiaries, as well as two other of the Company's wholly-owned subsidiaries, is the applicable local currency. For these subsidiaries, the translation of their foreign currency into US dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the balance sheet date and for revenue and expense accounts using average foreign currency exchange rates in the period. Capital accounts and other balances designated as long-tem in nature are translated at historical exchange rates. Translation gains and losses are included in stockholders' equity as a component of accumulated other comprehensive income (loss).

The functional currency of the Company's CEB UK and CEB India subsidiaries is the US dollar. For these foreign subsidiaries, monetary balance sheet and related income statement accounts, representing accounts receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, are re-measured at the current exchange rate, with exchange gains and losses recorded in income. Non-monetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow of foreign currency units, are re-measured at their historical exchange rates. A hypothetical 10% adverse movement in the value of the British Pound against the US dollar would not result in a material impact on earnings.

In 2012 and 2011 we recorded a net foreign currency loss of $1.3 million and $0.3 million, respectively, and in 2010 we recorded a net foreign currency net of $0.1 million, which are included in Other (expense) income, net in the consolidated statements of operations.

## FORWARD-LOOKING STATEMENTS

This Annual Report, including information incorporated into this document by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. All such forward-looking statements are based on management's beliefs, current expectations and information currently available to management. These statements are contained throughout this Annual Report, including under the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations. Forward-looking statements frequently contain words such as "believes," "expects," "anticipates," "intends," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts, financial results or financial condition. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, and potential growth opportunities.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those set forth in the forward-looking statements. One must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those indicated by forward-looking statements include, among others, those discussed in this Annual Report under Critical Accounting Policies and elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations. Additional uncertainties that could affect future results include general economic conditions and future financial performance of members and industries. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. All forward-looking statements contained in this Annual Report are qualified by these cautionary statements and are made only as of the date this Annual Report is filed. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

# THE CORPORATE EXECUTIVE BOARD COMPANY
# CONSOLIDATED BALANCE SHEETS

*(In Thousands, Except Share Amounts)*

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 72,699 | $ 133,429 |
| Marketable securities | — | 3,794 |
| Accounts receivable, net | 239,599 | 154,255 |
| Deferred income taxes, net | 15,669 | 17,844 |
| Deferred incentive compensation | 19,984 | 17,330 |
| Prepaid expenses and other current assets | 19,068 | 21,624 |
| Total current assets | 367,019 | 348,276 |
| Deferred income taxes, net | 283 | 20,490 |
| Marketable securities | — | 6,722 |
| Property and equipment, net | 96,962 | 80,981 |
| Goodwill | 471,299 | 29,492 |
| Intangible assets, net | 335,191 | 13,581 |
| Other noncurrent assets | 51,495 | 34,150 |
| Total assets | $ 1,322,249 | $ 533,692 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 84,363 | $ 46,067 |
| Accrued incentive compensation | 53,927 | 37,884 |
| Deferred revenue | 365,747 | 284,935 |
| Deferred income taxes, net | 3,537 | — |
| Debt—current portion | 12,479 | — |
| Total current liabilities | 520,053 | 368,886 |
| Deferred income taxes | 59,773 | 1,436 |
| Other liabilities | 98,641 | 83,806 |
| Debt—long term | 528,280 | — |
| Total liabilities | 1,206,747 | 454,128 |
| Stockholders' equity: | | |
| Common stock, par value $0.01; 100,000,000 shares authorized; 44,220,685 and 43,857,020 shares issued and 33,337,337 and 33,302,495 shares outstanding at December 31, 2012 and 2011, respectively | 442 | 439 |
| Additional paid-in-capital | 427,491 | 418,318 |
| Retained earnings | 345,907 | 332,259 |
| Accumulated elements of other comprehensive income | 27,665 | 777 |
| Treasury stock, at cost, 10,883,348 and 10,554,525 shares at December 31, 2012 and 2011, respectively | (686,003) | (672,229) |
| Total stockholders' equity | 115,502 | 79,564 |
| Total liabilities and stockholders' equity | $ 1,322,249 | $ 533,692 |

*See accompanying notes to consolidated financial statements.*

## THE CORPORATE EXECUTIVE BOARD COMPANY
## CONSOLIDATED STATEMENTS OF OPERATIONS

*(In Thousands, Except Per-Share Amounts)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenue | $ 622,654 | $ 484,663 | $ 432,431 |
| Costs and expenses: | | | |
| Cost of services | 223,766 | 167,258 | 153,283 |
| Member relations and marketing | 178,204 | 142,324 | 121,239 |
| General and administrative | 73,629 | 61,668 | 56,896 |
| Acquisition related costs | 24,529 | — | — |
| Depreciation and amortization | 37,858 | 16,928 | 18,039 |
| Total costs and expenses | 537,986 | 388,178 | 349,457 |
| Operating profit | 84,668 | 96,485 | 82,974 |
| Other (expense) income, net: | | | |
| Interest income and other | 1,834 | 372 | 3,140 |
| Interest expense | (11,882) | (550) | — |
| Total other (expense) income, net | (10,048) | (178) | 3,140 |
| Income from continuing operations before provision for income taxes | 74,620 | 96,307 | 86,114 |
| Provision for income taxes | 37,569 | 38,860 | 34,015 |
| Income from continuing operations | 37,051 | 57,447 | 52,099 |
| Loss from discontinued operations, net of provision for income taxes | — | (4,792) | (11,736) |
| Net income | $ 37,051 | $ 52,655 | $ 40,363 |
| Basic earnings (loss) per share | $ 1.11 | $ 1.55 | $ 1.18 |
| Continuing operations | 1.11 | 1.69 | 1.52 |
| Discontinued operations | $ — | $ (0.14) | $ (0.34) |
| Diluted earnings (loss) per share | $ 1.10 | $ 1.53 | $ 1.17 |
| Continuing operations | 1.10 | 1.67 | 1.51 |
| Discontinued operations | $ — | $ (0.14) | $ (0.34) |
| Weighted average shares outstanding: | | | |
| Basic | 33,462 | 34,071 | 34,256 |
| Diluted | 33,821 | 34,419 | 34,553 |
| Dividends per share | $ 0.70 | $ 0.60 | $ 0.44 |

## THE CORPORATE EXECUTIVE BOARD COMPANY
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

*(In Thousands)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income | $ 37,051 | $ 52,655 | $ 40,363 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustments | 26,871 | (492) | 884 |
| Unrealized gains (losses) on foreign currency contracts, net of reclassification adjustments and tax | 191 | (200) | 109 |
| Change in unrealized gains on available-for-sale marketable securities, net of tax | (174) | (245) | (460) |
| Comprehensive income | $ 63,939 | $ 51,718 | $ 40,896 |

*See accompanying notes to consolidated financial statements.*

# THE CORPORATE EXECUTIVE BOARD COMPANY
# CONSOLIDATED STATEMENTS OF CASH FLOWS

*(In Thousands)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Cash flows from operating activities** | | | |
| Net income | $ 37,051 | $ 52,655 | $ 40,363 |
| Adjustments to reconcile net income to net cash flows provided by operating activities: | | | |
| Loss on disposal of discontinued operations | — | 3,503 | — |
| Impairment loss | — | — | 12,645 |
| Depreciation and amortization | 37,858 | 17,710 | 20,462 |
| Amortization of credit facility issuance costs | 1,771 | — | — |
| Deferred income taxes | (8,457) | 21,211 | (11,628) |
| Share-based compensation | 9,214 | 8,118 | 7,490 |
| Excess tax benefits from share-based compensation arrangements | (2,101) | (1,949) | (942) |
| Foreign currency translation loss | 229 | 330 | — |
| Amortization of marketable securities premiums, net | 68 | 194 | 357 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | (39,714) | (13,088) | (13,231) |
| Deferred incentive compensation | (2,644) | (1,723) | (5,989) |
| Prepaid expenses and other current assets | 18,481 | (11,517) | (446) |
| Other non-current assets | (7,444) | (2,661) | (5,387) |
| Accounts payable and accrued liabilities | 405 | (5,464) | (2,792) |
| Accrued incentive compensation | 10,742 | (2,708) | 12,744 |
| Deferred revenue | 58,871 | 34,200 | 22,413 |
| Other liabilities | 7,825 | 1,440 | 9,036 |
| Net cash flows provided by operating activities | 122,155 | 100,251 | 85,095 |
| **Cash flows from investing activities** | | | |
| Purchases of property and equipment | (17,498) | (10,203) | (8,322) |
| Acquisition of businesses, net of cash acquired | (669,086) | (6,193) | (13,957) |
| Proceeds from sale of discontinued operations | — | 1,779 | — |
| Cost method investment | — | (150) | — |
| Maturities and sales of marketable securities | 10,254 | 9,845 | 22,381 |
| Net cash flows (used in) provided by investing activities | (676,330) | (4,922) | 102 |
| **Cash flows from financing activities** | | | |
| Proceeds from credit facility | 555,000 | — | — |
| Payments of credit facility | (10,000) | | |
| Credit facility issuance costs | (19,176) | (542) | — |
| Proceeds from the exercise of common stock options | 1,423 | 1,660 | 436 |
| Proceeds from issuance of common stock under the employee stock purchase plan | 613 | 502 | 451 |
| Acquisition of businesses, contingent consideration | — | (3,650) | — |
| Excess tax benefits from share-based compensation arrangements | 2,101 | 1,949 | 942 |
| Withholding of common shares to satisfy minimum employee tax withholding for restricted stock units | (3,767) | (3,001) | (1,237) |
| Purchase of treasury shares | (10,007) | (40,307) | — |
| Payment of dividends | (23,403) | (20,426) | (15,051) |
| Net cash flows provided by (used in) financing activities | 492,784 | (63,815) | (14,459) |
| Effect of exchange rates on cash | 661 | (583) | — |
| Net (decrease) increase in cash and cash equivalents | (60,730) | 30,931 | 70,738 |
| Cash and cash equivalents, beginning of year | 133,429 | 102,498 | 31,760 |
| Cash and cash equivalents, end of year | $ 72,699 | $ 133,429 | $ 102,498 |

*See accompanying notes to consolidated financial statements.*

# THE CORPORATE EXECUTIVE BOARD COMPANY
# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

***Years Ended December 31, 2010, 2011, and 2012***
***(In Thousands, Except Share Amounts)***

| | Common Stock | | Additional Paid-in-Capital | Retained Earnings | Accumulated Elements of Other Comprehensive Income | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| **Balance at December 31, 2009** | 34,147,008 | $ 433 | $ 401,629 | $ 274,718 | $ 1,181 | $ (627,684) | $ 50,277 |
| Issuance of common stock upon the exercise of stock options and release of restricted stock units | 198,537 | 2 | 434 | — | — | — | 436 |
| Issuance of common stock under the employee stock purchase plan | 21,668 | — | 451 | — | — | — | 451 |
| Share-based compensation | — | — | 7,490 | — | — | — | 7,490 |
| Tax effect of share-based compensation | — | — | (446) | — | — | — | (446) |
| Purchase of treasury shares | (45,158) | — | — | — | — | (1,237) | (1,237) |
| Change in unrealized gains on available-for-sale marketable securities, net of tax | — | — | — | — | (460) | — | (460) |
| Foreign currency hedge | — | — | — | — | 109 | — | 109 |
| Cumulative translation adjustment | — | — | — | — | 884 | — | 884 |
| Payment of dividends | — | — | — | (15,051) | — | — | (15,051) |
| Net income | — | — | — | 40,363 | — | — | 40,363 |
| **Balance at December 31, 2010** | 34,322,055 | $ 435 | $ 409,558 | $ 300,030 | $ 1,714 | $ (628,921) | $ 82,816 |
| Issuance of common stock upon the exercise of stock options and release of restricted stock units | 231,209 | 4 | 1,656 | — | — | — | 1,660 |
| Issuance of common stock under the employee stock purchase plan | 16,970 | — | 502 | — | — | — | 502 |
| Share-based compensation | — | — | 8,118 | — | — | — | 8,118 |
| Tax effect of share-based compensation | — | — | (1,516) | — | — | — | (1,516) |
| Purchase of treasury shares | (1,267,739) | — | — | — | — | (43,308) | (43,308) |
| Change in unrealized gains on available-for-sale marketable securities, net of tax | — | — | — | — | (245) | — | (245) |
| Foreign currency hedge | — | — | — | — | (200) | — | (200) |
| Cumulative translation adjustment | — | — | — | — | (492) | — | (492) |
| Payment of dividends | — | — | — | (20,426) | — | — | (20,426) |
| Net income | — | — | — | 52,655 | — | — | 52,655 |
| **Balance at December 31, 2011** | 33,302,495 | $ 439 | $ 418,318 | $ 332,259 | $ 777 | $ (672,229) | $ 79,564 |
| Issuance of common stock upon the exercise of stock options and release of restricted stock units | 255,179 | 3 | 1,420 | — | — | — | 1,423 |
| Issuance of common stock under the employee stock purchase plan | 19,420 | — | 613 | — | — | — | 613 |
| Share-based compensation | — | — | 9,214 | — | — | — | 9,214 |
| Tax effect of share-based compensation | — | — | (2,074) | — | — | — | (2,074) |
| Purchase of treasury shares | (239,757) | — | — | — | — | (13,774) | (13,774) |
| Change in unrealized gains on available-for-sale marketable securities, net of tax | — | — | — | — | (174) | — | (174) |
| Foreign currency hedge | — | — | — | — | 191 | — | 191 |
| Cumulative translation adjustment | — | — | — | — | 26,871 | — | 26,871 |
| Payment of dividends | — | — | — | (23,403) | — | — | (23,403) |
| Net income | — | — | — | 37,051 | — | — | 37,051 |
| **Balance at December 31, 2012** | 33,337,337 | $ 442 | $ 427,491 | $ 345,907 | $ 27,665 | $(686,003) | $ 115,502 |

*See accompanying notes to consolidated financial statements.*

# THE CORPORATE EXECUTIVE BOARD COMPANY
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Note 1. Description of Operations

The Corporate Executive Board Company ("CEB" or the "Company") is a member-based advisory company. By combining the best practices of thousands of member companies with its advanced research methodologies and human capital analytics, CEB equips senior leaders and their teams with insight and actionable solutions to transform operations. This distinctive approach, pioneered by CEB, enables executives to harness peer perspectives and tap into breakthrough innovation without costly consulting or reinvention. The CEB member network includes more than 16,000 executives and the majority of top companies globally. On August 2, 2012, CEB completed the acquisition of SHL Group Holdings I and its subsidiaries ("SHL"), a global leader in cloud-based talent measurement and management solutions headquartered in the United Kingdom ("UK").

## Note 2. Summary of Significant Accounting Policies

### *Basis of Presentation*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The operating results of Toolbox.com LLC ("Toolbox.com") are classified as discontinued operations in 2011 and 2010.

### *Use of Estimates*

The Company's consolidated financial statements are prepared in accordance with US generally accepted accounting principles ("GAAP"). These accounting principles require the Company to make certain estimates, judgments, and assumptions. The Company believes that the estimates, judgments, and assumptions upon which it relies are reasonable based on information available to the Company at the time that these estimates, judgments, and assumptions are made. These estimates, judgments, and assumptions may affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expenses in the periods presented. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements will be affected.

### *Foreign Currency*

The functional currency of SHL and its subsidiaries, as well as two other of the Company's wholly-owned subsidiaries, is the applicable local currency. For these subsidiaries, the translation of their foreign currency into US dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the balance sheet date and for revenue and expense accounts using average foreign currency exchange rates in the period. Capital accounts and other balances designated as long-term in nature are translated at historical exchange rates. Translation gains and losses are included in stockholders' equity as a component of accumulated other comprehensive income (loss). Adjustments that arise from foreign currency exchange rate changes on transactions denominated in a currency other than the local currency are included in Other (expense) income, net in the consolidated statements of operations.

The functional currency of the Company's CEB UK and CEB India subsidiaries is the US dollar. For these foreign subsidiaries, monetary balance sheet and related income statement accounts, representing accounts receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, are re-measured at the current exchange rate, with exchange gains and losses recorded in income. Non-monetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow of foreign currency units, are re-measured at their historical exchange rates.

In 2012, 2011, and 2010 the Company recorded a net foreign currency loss of $1.3 million, $0.3 million, and a net foreign currency gain of $0.1 million, respectively, which are included in Other (expense) income, net in the consolidated statements of operations.

### *Cash and Cash Equivalents and Marketable Securities*

The Company's cash and cash equivalents balance is primarily comprised of cash held in demand deposit accounts at various financial institutions. Investments with maturities of more than three months from the date of purchase are classified as marketable securities. The Company's marketable securities consisted primarily of Washington DC tax exempt bonds and either matured, were called, or were sold in 2012. Marketable securities are classified as available-for-sale and are carried at fair value based on quoted market prices. Changes in net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on the sale of marketable securities.

***Allowance for Uncollectible Revenue***

The Company records an allowance for uncollectible revenue, as a reduction in revenue, based on management's analysis and estimates as to the collectability of accounts receivable, which generally is not the result of customer's ability to pay. Revenue under membership agreements are generally recognized ratably over the membership period, typically 12 months. Accordingly, the allowance for uncollectible revenue is recorded against the amount of revenue that has been recognized under the contracts that are deemed uncollectible. Accounts receivable that has not been recognized as revenue are recorded in deferred revenue. As part of its analysis, the Company examines its collections history, the age of the receivables in question, any specific member collection issues that it has identified, general market conditions, member concentrations, and current economic and industry trends. Membership fees receivable balances are not collateralized.

***Property and Equipment, Net***

Property and equipment consists of furniture, fixtures and equipment, leasehold improvements, capitalized computer software, and website development costs. Property and equipment are stated at cost, less accumulated depreciation. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Capitalized software, and website development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred.

***Acquisitions***

Acquisitions are recorded using the acquisition method of accounting. The Company recognizes all of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration, when applicable, at their fair value at the acquisition date. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired as goodwill. The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration. These assumptions and estimates reflect the Company's expected use of the asset and the appropriate discount rates from a market participant perspective. Estimates are based on historical experience and information obtained from the management of the acquired companies, and are determined with assistance from an independent third-party appraisal firm. Significant assumptions and estimates can include, but are not limited to, the cash flows that an acquired asset is expected to generate in the future, the weighted-average cost of capital, long-term projected revenue and growth rates, and the estimated royalty rate in the application of the relief from royalty valuation method. These estimates are inherently uncertain. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

***Goodwill***

Goodwill represents the purchase price of acquired businesses in excess of the fair market value of net assets acquired. Goodwill is tested for impairment annually on October 1st or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could trigger an interim impairment review include, but are not limited to, the following:

- Significant underperformance relative to expected historical or projected future operating results;
- A significant change in the manner of use of the acquired asset or the strategy for the overall business;
- A significant negative industry or economic trend; and/or
- Market capitalization relative to net book value.

Goodwill is tested for impairment using a fair value approach at the reporting unit level. The goodwill impairment test is a two-step process, if necessary. The assessment of goodwill begins with an assessment of qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. This qualitative assessment is referred to as a "step zero" approach. If, based on the review of the qualitative factors, an entity determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying value, the entity would not be required to perform the two-step impairment test. If an entity determines otherwise, Step 1 of the two-step impairment test is required. Step 1 involves determining whether the estimated fair value of the reporting units exceeds the respective book value. If the fair value exceeds the book value, goodwill of that reporting unit is not impaired. However, if the book value exceeds the fair value of the reporting unit, goodwill may be impaired and additional analysis is required. Step 2 of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill to its carrying value. The implied fair value of goodwill is derived by performing a hypothetical purchase price allocation for the reporting unit as of the measurement date, allocating the reporting unit's estimated fair value to its assets and liabilities. The residual amount from performing this allocation represents the implied fair value of goodwill. To the extent this amount is below the carrying value of goodwill, an impairment charge is recorded.

In performing Step 1 of the goodwill impairment test, the Company compares the carrying amount of the reporting units to their estimated fair values. When available and as appropriate, the Company uses a comparison between its estimate of fair value using discounted cash flows (the income approach) and market multiples derived from a set of competitors with comparable market characteristics (a market approach).

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment and estimates, as the Company's businesses operate in a number of markets and geographical regions. The assumptions utilized in the evaluation of the impairment of goodwill under the market approach include the selection of comparable companies, which are subject to change based on the economic characteristics of the reporting units. The assumptions utilized in the evaluation of the impairment of goodwill under the income approach include revenue growth, Adjusted EBITDA, tax rates, capital expenditures, weighted average cost of capital ("WACC"), and related discount rates and expected long-term growth rates. The assumptions which have the most significant effect on the Company's valuations derived using a discounted cash flows methodology are: (1) the expected long-term growth rate of the reporting units' cash flows and (2) the discount rate.

The cash flows employed in the income approach are based on the Company's most recent budgets, forecasts, and business plans as well as various growth rate assumptions for years beyond the current business plan period. Long-term growth rates represent the expected long-term growth rate for the Company, considering the industry in which it operates and the global economy. Discount rate assumptions are based on an assessment of the risk inherent in the future revenue streams and cash flows and the WACC. The risk adjusted discount rate used represents the estimated WACC for the Company's reporting units. The WACC is comprised of (1) a risk-free rate of return, (2) an equity risk premium that is based on the rate of return on equity of publicly traded companies with business characteristics comparable to the Company's reporting units, (3) the current after-tax market rate of return on debt of companies with business characteristics similar to the Company's reporting units, each weighted by the relative market value percentages of the Company's equity and debt, and (4) an appropriate size premium.

In 2010, the Company concluded there were impairment indicators relating to its Toolbox.com reporting unit now classified as discontinued operations and recognized an impairment loss.

### *Intangible Assets, Net*

Intangible assets consist of customer relationships, intellectual property, trade names, and software. These assets are amortized on a straight-line basis over estimated useful lives of 2 to 20 years. In 2010, the Company recorded a $3.1 million impairment loss for Toolbox.com intangible assets now classified as discontinued operations.

### *Recovery of Long-Lived Assets*

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable.

### *Fair Value of Financial Instruments*

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, investments held through variable insurance products in a Rabbi Trust for the Company's deferred compensation plan, forward currency contracts, accounts payable, and debt. The carrying value of the Company's financial instruments approximates their fair value.

### *Revenue Recognition*

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed and determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Certain fees are billed on an installment basis.

When service offerings include multiple deliverables that qualify as separate units of accounting, the Company allocates arrangement consideration at the inception of the contract period to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes vendor-specific objective evidence ("VSOE") if available; third-party evidence ("TPE") if VSOE is not available; or best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

- VSOE. The Company determines VSOE based on established pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately, or the price established by management having the relevant authority to do so for an element not yet sold separately.
- TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE, which is determined based on competitor prices for similar services when sold separately. Generally, the Company's services contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitors' selling prices are for similar services on a stand-alone basis. As a result, the Company generally has not been able to establish selling price based on TPE.
- BESP. When unable to establish a selling price using VSOE or TPE, BESP is used in the Company's allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. BESP is determined for deliverables by considering multiple factors including, but not limited to, prices charged for similar offerings, market conditions, competitive landscape, and pricing practices.

The Company's CEB segment generates the majority of its revenue from four primary service offerings: executive memberships, performance analytics, executive education, and services provided to the US government and its agencies by Personnel Decision Research Institutes, Inc. ("PDRI"), which was a wholly-owned subsidiary of SHL. Executive memberships generally contain multiple deliverables, which are determined based on the availability and delivery method of the services and may include: online best practices research and insights, peer benchmarks, decision and diagnostics tools, advisory support, and live and online learning events. Performance analytics deliver data and analytical insight to drive improved performance of executives and their teams and are accounted for as service revenue. Executive education generally contains multiple deliverables and provides access to training and development services that may include skill diagnostic reports, learning portal access, classroom-based development sessions, Webinars, and virtual office hours with faculty. Most CEB segment membership agreements include a service guarantee by which a customer may request a refund of its membership fees during the membership term. Refunds are provided from the date of the refund request on a pro rata basis relative to the length of the remaining term. PDRI generally provides customized services and solutions predominately to the US government and its agencies through various contract vehicles. CEB segment's revenue is recognized as follows:

- Executive memberships. In general, the majority of the deliverables within the Company's memberships are consistently available throughout the membership period. Revenue is generally recognized ratably over the term of the related agreement, which is typically 12 months. Membership fees are billable, and revenue recognition begins, when a member agrees to the terms of the membership. The fees receivable and the related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. In some instances, a membership may include a service that is available only once, or on a limited basis, during the membership period. These services are separated from the remainder of the membership and arrangement consideration is allocated based on VSOE, if available, or BESP. The consideration allocated to services available only once or on a limited basis is recognized as revenue upon the earlier of the delivery of the service or the completion of the contract period, provided that all other criteria for recognition have been met. The arrangement consideration allocated to the remainder of the membership services continues to be recognized ratably.
- Management tools and solutions. Revenue is generally recognized ratably from the date services begin, which is primarily after the design of the service outputs, through the completion of the services.

- Executive education. Revenue is generally recognized as services are completed. The service offering generally includes one or more classroom-based training or presentation events. If more than one delivery date is evident, arrangement consideration is allocated on a pro rata basis and revenue is recognized on the delivery date of each event.
- Assessment services. Revenue is generally recognized as services are rendered. Certain of these services are provided to the US government and its agencies. Revenue under these contracts varies between fixed firm price ("FFP"), time and material ("T&M"), license, or FFP level of effort. Revenue on FFP projects is generally recognized based on costs incurred compared to estimated costs to completion. Revenue on T&M projects is recognized based on total number of hours by labor category and negotiated contract rate plus any additional other direct costs. Revenue for licenses or subscriptions of IT products or platforms is recognized proportionately over the license period. For FFP level of effort projects, revenue is based on negotiated fixed rates of labor or deliverables, not to exceed the total contract FFP value.

The Company's SHL segment generates the majority of its revenue from the sale of access to its cloud based tools through unit sale arrangements whereby units are redeemed for access or through subscription based arrangements, from the license of its tools, and from other related services. Revenue is recognized as follows:

- Online product. Revenue from web-based unit sales is recognized on usage, irrespective of whether the units are billed in advance or arrears. Some clients purchase a subscription giving limited or unlimited access to use of the SHL's online offering. Revenue from subscription contracts is recognized ratably over the life of the contract for unlimited access and as units are delivered for limited access.
- Licenses. License revenue is recognized ratably over the license period.
- Consulting. Consulting revenue is recognized over the life of the project according to the stage of completion. In some cases, clients receive access to a defined number of consulting days when they purchase units or a subscription contract. In this situation, provided the consulting work can be unbundled from the online product sale, the consulting revenue is recognized when the consultant performs the work. Where it cannot be unbundled, it is recognized as part of the consumption of online units or the subscription contract.
- Training. Training revenue is recognized upon delivery.
- Outsourced assessment. Revenue from outsourced assessment projects is recognized ratably over the life of the project.

### *Deferred Incentive Compensation*

Direct incentive compensation paid to the Company's employees related to the negotiation of new and renewal customer arrangements is deferred and amortized over the term of the related arrangements.

### *Operating Leases*

The Company recognizes rent expense under operating leases on a straight-line basis over the non-cancelable term of the lease, including free-rent periods. Lease incentives, relating to allowances provided by landlords, are amortized over the term of the lease as a reduction of rent expense. The Company recognizes sublease income on a straight-line basis over the term of the sublease, including free rent periods and escalations, as a reduction of rent expense. Costs associated with acquiring a subtenant, including broker commissions and tenant allowances, are amortized over the sublease term as a reduction of sublease income.

### *Share-Based Compensation*

The Company has several share-based compensation plans. These plans provide for the granting of common stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), deferred stock units, and incentive bonuses to employees, directors, and consultants. Share-based compensation expense is measured at the grant date of the share-based awards based on their fair value and is recognized on a straight-line basis over the vesting periods, net of an estimated forfeiture rate.

The grant date fair value of RSUs, which are not entitled to receive dividends until vested, is measured by reducing the share price at that date by the present value of the dividends expected to be paid during the requisite vesting period. The grant date fair value of SARs is calculated using a lattice valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's stock, and estimated forfeiture rates of the awards. Fair value and forfeiture rate estimates are based on assumptions the Company believes to be reasonable. Actual future results may differ from those estimates.

### *Advertising Expense*

The costs of designing and preparing advertising material are recognized throughout the production process. Communication costs, including magazine and newspaper space, radio time, and distribution, are recognized when the communication takes place. Advertising expense was $0.3 million, $0.6 million, and $1.5 million in 2012, 2011, and 2010, respectively.

### *Income Taxes*

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

### *Concentration of Credit Risk and Sources of Revenue*

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of accounts receivable, cash and cash equivalents, and marketable securities. Concentration of credit risk with respect to accounts receivable is limited due to the large number of members and customers and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining customer base in periods of unforeseen market downturns, severe competition, or international developments. The Company performs periodic evaluations of the customer base and related receivables and establishes allowances for potential credit losses.

The Company's international operations subject it to risks related to currency exchange fluctuations. Prices for the CEB segment products and services are primarily denominated in US dollars, even when sold to members that are located outside the US; however, we began offering foreign currency billing in 2012 to certain members outside the US. Many of the costs associated with the Company's operations located outside the United States are denominated in local currencies.

The Company uses forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with its cost reimbursement agreement with its CEB UK subsidiary. A forward contract obligates the Company to exchange a predetermined amount of US dollars to make an equivalent British pound sterling ("GBP") payment equal to the value of such exchange. The maximum length of time over which the Company hedges its exposure to the variability in future cash flows is 12 months.

The Company maintains a portfolio of cash and cash equivalents and marketable securities, which is designed for safety of principal and liquidity. The Company performs periodic evaluations of the relative credit ratings related to cash and cash equivalents and marketable securities.

### *Earnings per Share*

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period increased by the dilutive effect of potential common shares outstanding during the period. The number of potential common shares outstanding has been determined in accordance with the treasury stock method to the extent they are dilutive. Common share equivalents consist of common shares issuable upon the exercise of outstanding share-based compensation awards. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Basic weighted average shares outstanding | 33,462 | 34,071 | 34,256 |
| Effect of dilutive shares outstanding | 359 | 348 | 297 |
| Diluted weighted average shares outstanding | 33,821 | 34,419 | 34,553 |

In 2012, 2011, and 2010, 0.83 million, 1.82 million, and 2.45 million shares, respectively, related to share-based compensation awards have been excluded from the calculation of the effect of dilutive shares outstanding shown above because their impact would be anti-dilutive.

## Note 3. Recent Accounting Pronouncements

### *Recently Adopted*

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS." The ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework on how (not when) to measure fair value and what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in US GAAP, it modifies Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" to expand existing disclosure requirements for fair value measurements and makes other amendments. The Company adopted ASU 2011-04 on January 1, 2012 and it did not have a material impact on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." This ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC Topic 220, "Comprehensive Income" and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. The Company adopted ASU 2011-05 on January 1, 2012 and has presented consolidated net income and consolidated comprehensive income in two separate but consecutive statements.

In September 2011, the FASB issued ASU 2011-08 "Testing Goodwill for Impairment." This ASU allows entities to first assess qualitatively whether it is necessary to perform the two-step goodwill impairment test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative two-step goodwill impairment test is required. An entity has the unconditional option to bypass the qualitative assessment and proceed directly to performing the first step of the goodwill impairment test. The Company adopted ASU 2011-08 on January 1, 2012 and it did not have a material impact on the consolidated financial statements.

## Note 4. Acquisitions

### *SHL*

On August 2, 2012, CEB completed the acquisition of 100% of the equity interests of SHL, and its wholly owned subsidiary PDRI, pursuant to a sale and purchase agreement entered into on July 2, 2012. SHL is a global leader in cloud-based talent measurement and management solutions and is headquartered in the UK. The acquisition significantly expanded the addressable market of both companies through an increased global presence across all major developed and emerging markets, enhancing CEB's ability to scale and extend its existing platform with technology-driven solutions.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, "Business Combinations." Subsequent to the acquisition, the operating results of SHL have been included within the SHL segment and the operating results for PDRI have been included in the CEB segment.

The purchase price was approximately $654 million in cash. CEB used borrowings under the Senior Secured Credit Facility and approximately $121 million of its available cash on hand to fund the purchase price. Transaction costs incurred by CEB and SHL were $19.3 million, including a $5.1 million settlement of the currency forward contract that the Company put in place on July 2, 2012 to hedge its obligation to pay a portion of the preliminary purchase price in GBP.

The following table summarizes the preliminary purchase price allocation based on the estimated fair value of the acquired assets and assumed liabilities as of the acquisition date (in thousands):

| | |
|---|---|
| Cash and cash equivalents | $ 5,748 |
| Accounts receivable | 42,026 |
| Other current assets | 12,590 |
| Property and equipment | 12,741 |
| Other non-current assets | 1,624 |
| Accounts payable and accrued liabilities | (37,224) |
| Deferred income taxes, net | (93,898) |
| Deferred revenue | (21,070) |
| Other liabilities | (5,545) |
| Net tangible liabilities assumed | (83,008) |
| Intangible assets acquired | |
| Customer relationships | 166,100 |
| Acquired intellectual property | 96,600 |
| Trade names | 60,500 |
| Goodwill | 413,808 |
| Total purchase price allocation | $ 654,000 |

Under the acquisition method of accounting, the total purchase price was allocated to SHL's tangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. In addition, CEB preliminarily allocated $406.5 million to goodwill and $323.2 million to amortizable intangible assets, which consist of customer relationships, acquired intellectual property, and trade names. In the fourth quarter of 2012, CEB updated the preliminary allocation of goodwill to $413.8 million based upon the analysis of deferred tax liabilities assigned to the local jurisdictions of SHL. The amount of SHL and PDRI goodwill included in the December 31, 2012 balance sheet was $390.4 million and $40.2 million, respectively. The SHL goodwill includes a cumulative translation adjustment of $16.8 million. The Company is still evaluating the fair value of acquired assets and liabilities and pre-acquisition contingencies; therefore, the final allocation of the purchase price has not been completed. The allocation of the purchase price will be finalized upon receipt of final valuations of underlying assets and the necessary management reviews thereof.

Customer relationships will be amortized over ten to fifteen years, acquired intellectual property will be amortized over seven to fifteen years, and trade names will be amortized over three to fifteen years. The estimated aggregate amortization expense relating to SHL and PDRI intangible assets for each of the succeeding five years ended 2013 through 2017 is $29.8 million, $29.8 million, $28.3 million, $26.3 million, and $26.3 million, respectively.

The Company utilized a third-party valuation in determining the fair value of the definite-lived intangible assets. The income approach, which includes the application of the relief from royalty valuation method, was the primary technique utilized in valuing the identifiable intangible assets. The relief from royalty valuation method estimates the benefit of ownership of the intangible asset as the "relief" from the royalty expense that would need to be incurred in absence of ownership. The multi-period excess earnings method estimates the present value of the intangible asset's future economic benefit, utilizing the estimated available cash flows that the intangible asset is expected to generate in the future. The Company's assumptions and estimates utilized in its valuations were based on historical experience and information obtained from SHL management.

Goodwill and intangible assets are not expected to be deductible for tax purposes. As a result, the Company recorded a deferred tax liability of approximately $94.1 million related to the difference in the book and tax basis of identifiable intangible assets.

Deferred revenue at the acquisition date was recorded at fair value based on the estimated cost to provide the related services plus a reasonable profit margin on such costs. The reduction in deferred revenue from SHL's historical cost to fair value was approximately $35.0 million. It is expected that the acquisition date deferred revenue will mostly be recognized through 2013 and the remaining portion in 2014.

SHL's operating results included in the Company's consolidated statements of operations in 2012 was $71.2 million of revenue, including $12.6 million from PDRI, and a net loss of $8.3 million, including net income of $1.1 million from PDRI.

### *Pro Forma Financial Information*

The following unaudited pro forma financial information summarizes the Company's operating results as if the SHL acquisition had been completed on January 1, 2011. The pro forma financial information includes the impact of fair value adjustments, including a $35 million deferred revenue fair value adjustment on revenue recognized, amortization expense from acquired intangible assets, interest expense, and the related tax effects. In preparing the pro forma financial information, CEB has assumed that approximately $27 million of the deferred revenue fair value adjustment would be recognized in 2011 and approximately $8 million would be recognized in 2012. In addition, Acquisition and related costs are presented in 2011 assuming the acquisition took place on January 1, 2011. Accordingly, the following unaudited pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred on January 1, 2011 and should not be construed as representative of the future consolidated results of operations or financial condition of the combined entity (Unaudited and in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Pro forma revenue | $ 753,442 | $ 661,358 |
| Pro forma net income | $ 53,274 | $ 41,756 |

### *Valtera*

In February 2012, the Company completed the acquisition of Valtera Corporation ("Valtera"), a talent management company that provides tools and services to assist organizations in hiring, engaging, and developing talent. The Company acquired 100% of the equity interests for a cash payment of $22.4 million less cash acquired of $1.9 million. The cash payment includes $4.7 million that was placed in escrow and will be held until March 13, 2013 at which point the funds will be released to the sellers. The Company allocated $8.8 million to intangible assets with a weighted average amortization period of 6 years and $11.4 million to goodwill. The operating results of Valtera have been included in the CEB segment since the date of the acquisition and are not considered material to the Company's consolidated financial statements. Accordingly, pro forma financial information has not been presented.

### *Baumgartner*

In September 2011 the Company completed the acquisition of Baumgartner & Partner GmbH ("Baumgartner"), a German firm that provides human resources and finance data and benchmarking services, as well as human resources advisory services. The Company acquired 100% of the equity interests for an initial cash payment of $6.4 million less cash acquired of $1.0 million. The Company allocated $4.1 million to intangible assets with a weighted average amortization period of 5 years and $3.8 million to goodwill. The Company also will be required to pay an additional $1.5 million less any amounts that the Company is entitled to retain to reimburse it for any losses that are subject to indemnification by the sellers, at various times prior to September 30, 2013. The operating results of Baumgartner have been included in the CEB segment since the date of the acquisition and are not considered material to the Company's consolidated financial statements. Accordingly, pro forma financial information has not been presented.

### *Iconoculture*

In May 2010, the Company completed the acquisition of Iconoculture, Inc., a Minnesota corporation (now doing business as Iconoculture LLC, or "Iconoculture"). Iconoculture provides comprehensive consumer insights and effective strategic marketing advisory services and project support to an established customer base. The Company acquired 100% of the equity interests of Iconoculture for an initial cash payment of $16.2 million, less cash acquired totaling $7.2 million, plus a working capital adjustment of $4.0 million paid in July 2010. The Company also paid $1.5 million on April 1, 2011, which had been held back by the Company for any indemnifiable losses under the terms of the acquisition agreement. In addition, the Company paid $2.5 million on April 1, 2011 as final settlement of the additional consideration associated with Iconoculture's financial performance against certain specified targets for the year ended December 31, 2010. The acquisition date fair value of the total consideration was $24.2 million and was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The Company allocated $9.2 million to intangible assets with a weighted average amortization period of 4.5 years and $11.0 million to goodwill. The operating results of Iconoculture have been included in the CEB segment since the date of the acquisition and are not considered material to the Company's consolidated financial statements. Accordingly, pro forma financial information has not been presented.

## Note 5. Discontinued Operations

The Company also generated advertising and content-related revenue through its former wholly-owned subsidiary, Toolbox.com. CEB sold substantially all of the assets of Toolbox.com on December 30, 2011 for $2.1 million. The carrying amounts of the major classes of assets and liabilities sold consisted of (in thousands):

| | December 30, 2011 |
|---|---|
| Accounts receivable | $ 1,060 |
| Other current assets | 46 |
| Property and equipment | 100 |
| Goodwill | 3,449 |
| Intangible assets | 952 |
| Total assets | 5,607 |
| Current liabilities | 471 |
| Net assets sold | $ 5,136 |

The components of discontinued operations included in the consolidated statements of income consisted of (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Revenue | $ 5,251 | $ 6,476 |
| Costs and expenses: | | |
| Cost of services | 3,202 | 2,486 |
| Member relations and marketing | 2,115 | 2,651 |
| General and administrative | 2,930 | 3,975 |
| Depreciation and amortization | 782 | 2,423 |
| Impairment loss | — | 12,645 |
| Loss on disposal | 3,503 | — |
| Loss from discontinued operations before provision for income taxes | (7,281) | (17,704) |
| Provision for income taxes | (2,489) | (5,968) |
| Loss from discontinued operations, net of provision for income taxes | $ (4,792) | $ (11,736) |

In the third quarter of 2011, the Company identified indicators of possible impairment for the Toolbox.com reporting unit relating to the continued weakness in the online advertising market. The Company tested the goodwill for impairment and determined that the asset was not impaired. The carrying value of the reporting unit was $5.1 million at September 30, 2011.

In the third quarter of 2010, the Company identified indicators of possible impairment for the Toolbox.com reporting unit based on a combination of factors (including the current economic environment and the near-term outlook for advertising related revenue). The Company completed an impairment test at September 1, 2010 and concluded that goodwill and intangible asset amounts were impaired. The total pre-tax impairment loss recognized in 2010 was $12.6 million ($9.5 million related to goodwill and $3.1 million related to intangible assets).

The Company utilized the income approach (discounted cash flow method) and the market approach (guideline company method and the transaction method) in the determination of the fair value. Significant assumptions included: expected revenue growth rates, reporting unit profit margins, and working capital levels; a discount rate of 19%; and a terminal value based upon long-term growth assumptions. The expected future revenue growth rates and profit margins were determined after taking into consideration historical revenue growth rates and profit margins, the Company's assessment of future market potential, and the Company's expectations of future business performance.

## Note 6. Fair Value Measurements

### *Measurements*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. There is a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company has segregated all assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below (in thousands):

| | December 31, 2012 | | | December 31, 2011 | | |
|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Level 1 | Level 2 | Level 3 |
| **Financial assets** | | | | | | |
| Cash and cash equivalents | $ 72,699 | $ — | $ — | $ 133,429 | $ — | $ — |
| Debt securities issued by the District of Columbia | — | — | — | 10,516 | — | — |
| Investments held through variable insurance products in a Rabbi Trust | — | 15,267 | — | — | 13,985 | — |
| Forward currency exchange contracts | — | 111 | — | — | 34 | — |
| **Financial liabilities** | | | | | | |
| Forward currency exchange contracts | $ — | $ — | $ — | $ — | $ 334 | $ — |

Investments held through variable insurance products in a Rabbi Trust consist of mutual funds available only to institutional investors. The fair value of these investments are based on the fair value of the underlying investments held by the mutual funds allocated to each share of the mutual fund using a net asset value approach. The fair value of the underlying investments held by the mutual funds are observable inputs. The fair value for foreign currency exchange contracts are based on bank quotations for similar instruments using models with market-based inputs.

Certain assets, such as goodwill and intangible assets, and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is impairment). The Company recorded fair value adjustments relating to the Toolbox.com impairment in 2010 (see Note 5). Any such fair value measurements would be included in the Level 3 fair value hierarchy.

## Note 7. Marketable Securities

The aggregate fair value, amortized cost, gross unrealized gains, and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | Fair Value | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses |
| Washington DC tax exempt bonds | $ 10,516 | $ 10,226 | $ 290 | $ — |

## Note 8. Accounts Receivable, net

Accounts receivable, net consists of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Billed | $ 178,117 | $ 109,533 |
| Unbilled | 63,891 | 45,684 |
| | 242,008 | 155,217 |
| Allowance for uncollectible revenue | (2,409) | (962) |
| Accounts receivable, net | $ 239,599 | $ 154,255 |

We expect to bill substantially all the December 31, 2012 unbilled accounts receivable in 2013.

## Note 9. Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Furniture, fixtures, and equipment | $ 67,079 | $ 47,112 |
| Leasehold improvements | 85,772 | 80,254 |
| Computer software and website development costs | 40,084 | 29,980 |
| | 192,935 | 157,346 |
| Accumulated depreciation | (95,973) | (76,365) |
| Property and equipment, net | $ 96,962 | $ 80,981 |

Depreciation expense was $19.6 million, $13.5 million, and $14.4 million in 2012, 2011, and 2010, respectively.

## Note 10. Goodwill and Intangible Assets, net

Changes in the carrying amount of goodwill are as follows (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Beginning of year | $ 29,492 | $ 29,266 |
| Goodwill acquired | 424,664 | 3,773 |
| Impact of foreign currency | 17,143 | (98) |
| Discontinued operations | — | (3,449) |
| End of year | $ 471,299 | $ 29,492 |

Intangible assets, net consists of the following (in thousands):

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Customer relationships | $ 191,348 | $ 12,731 | $ 14,460 | $ 4,025 |
| Acquired intellectual property | 95,012 | 7,984 | 3,780 | 2,877 |
| Trade names | 64,082 | 2,910 | 1,102 | 402 |
| Software | 10,877 | 2,503 | 2,048 | 505 |
| Intangible assets, net | $ 361,319 | $ 26,128 | $ 21,390 | $ 7,809 |

Amortization expense was $18.3 million, $3.4 million, and $3.6 million in 2012, 2011, and 2010, respectively. The estimated aggregate amortization expense for each of the succeeding five years ended 2013 through 2017 is $35.3 million, $33.8 million, $31.0 million, $27.9 million, and $27.3 million, respectively. Some intangible assets are denominated in foreign currency. Projections have been prepared using current foreign currency exchange rates.

## Note 11. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Accounts payable | $ 12,293 | $ 3,732 |
| Advanced membership payments received | 14,722 | 16,220 |
| Other accrued liabilities | 57,348 | 26,115 |
| Accounts payable and accrued liabilities | $ 84,363 | $ 46,067 |

## Note 12. Other Liabilities

Other liabilities consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Deferred compensation | $ 12,397 | $ 10,894 |
| Lease incentives | 28,816 | 29,999 |
| Deferred rent benefit | 28,351 | 25,862 |
| Deferred revenue—long term | 10,523 | 7,560 |
| Other | 18,554 | 9,491 |
| Total other liabilities | $ 98,641 | $ 83,806 |

## Note 13. Senior Secured Credit Facilities

On July 2, 2012, the Company, together with certain of its subsidiaries acting as guarantors, entered into a senior secured credit agreement which was subsequently amended and restated on July 18, 2012 and again on August 1, 2012 (as amended and restated, the "Credit Agreement"). The Credit Agreement provides for (i) a term loan A in an aggregate principal amount of $275 million (the "Term Loan A Facility"), (ii) a term loan B in an aggregate principal amount of $250 million (the "Term Loan B Facility" and together with the Term Loan A Facility, the "Term Facilities") and (iii) a $100 million revolving credit facility (the "Revolving Credit Facility", and together with the Term Facilities, the "Senior Secured Credit Facilities"). The Term Loan A Facility and the Revolving Credit Facility mature on August 2, 2017 and the Term Loan B Facility matures on August 2, 2019.

On August 2, 2012, in connection with the closing of the SHL acquisition, the full amounts of the Term Loan A Facility and the Term Loan B Facility were drawn and $30 million under the Revolving Credit Facility was drawn. In addition, approximately $6 million of availability under the Revolving Credit Facility was used to cover letters of credit that were issued to replace similar letters of credit previously issued under the Company's prior senior unsecured credit facility which was terminated concurrently with the drawings under the Senior Secured Credit Facilities. Available borrowings under the Revolving Credit Facility were approximately $73 million at December 31, 2012, which includes approximately $7 million reserved for outstanding letters of credit. The Company repaid $10 million of the principal amount outstanding under the Revolving Credit Facility in December 2012 and the remaining outstanding amount of $20 million in January 2013.

The Senior Secured Credit Facilities contain customary representations and warranties, affirmative and negative covenants, and events of default. The Company is required to comply with a net leverage ratio covenant on a quarterly basis. Mandatory prepayments attributable to excess cash flows will be based on the Company's net leverage ratio and will be determined at the end of each fiscal year, beginning with the year ended December 31, 2013. A net leverage ratio of 1.5x or higher will trigger mandatory prepayments of 25% and a net leverage ratio of 2.5x or higher will trigger mandatory prepayments of 50% of excess cash flows. In the event actual results or changes in estimates trigger the mandatory prepayment, such prepayment amount will be reclassified from long-term debt to current debt in the Company's accompanying consolidated balance sheets. The Company was in compliance with all of the Senior Secured Credit Facilities covenants at December 31, 2012.

Principal payments under the Term Loan A Facility of $2.7 million are due on the last day of each quarter starting on March 31, 2013 and ending on December 31, 2014 and $5.2 million starting on March 31, 2015 and ending on June 30, 2017. The remaining Term Loan A Facility balance is due in full on August 2, 2017. Principal payments under the Term Loan B Facility of $0.6 million are due on the last day of each quarter starting on March 31, 2013 and ending on June 30, 2019. The remaining Term Loan B Facility balance is due in full on August 2, 2019. The Revolving Credit Facility matures on August 2, 2017. Loans outstanding bear interest at a base rate or LIBOR rate plus an applicable margin. The applicable margin for the Term Loan A and Revolving Credit Facility is based on the ratio of the Company's and its subsidiaries consolidated first lien indebtedness to the Company's and its subsidiaries consolidated EBITDA (as defined in the Credit Agreement) for applicable periods specified in the Credit Agreement. The annual interest rate on the Term Loan A Facility and Revolving Credit Facility was 3.21% and the annual interest rate on the Term Loan B Facility was 5.0% at December 31, 2012. The Company paid interest of $8.4 million in 2012 and accrued interest was $1.2 million at December 31, 2012.

The Company paid $4.6 million of loan origination fees related to the Term Loan A Facility and Term Loan B Facility, which was recorded as a contra-liability, and $14.5 million of deferred financing costs, which was capitalized in Other assets; both are amortized as interest expense over the term of the Credit Agreement using the effective interest method. Total amortization expense of the loan origination fees and deferred financing costs determined using the effective interest method was $1.8 million in 2012 and is reported as interest expense.

The future minimum payments for the Senior Secured Credit Facilities are as follows for the years ended December 31 (in thousands):

| | |
|---|---|
| 2013 | $ 13,250 |
| 2014 | 13,250 |
| 2015 | 23,250 |
| 2016 | 23,250 |
| 2017 | 234,500 |
| Thereafter | 237,500 |
| Total principal payments | 545,000 |
| Less: unamortized original issue discount | 4,241 |
| Present value of principal payments | 540,759 |
| Less: current portion | 12,479 |
| Debt—long term | $ 528,280 |

Amounts outstanding under the Revolving Credit Facility are classified as long-term debt. The Company believes the carrying value of its long-term debt approximates its fair value as the terms and interest rates approximate market rates.

## Note 14. Derivative Instruments and Hedging

The Company's international operations are subject to risks related to currency exchange fluctuations. Prices for the CEB segment's products and services are denominated primarily in United States dollars ("USD"), including products and services sold to members that are located outside the United States. Many of the costs associated with the CEB segment operations located outside the United States are denominated in local currencies. As a consequence, increases in local currencies against the USD in countries where the CEB segment has foreign operations would result in higher effective operating costs and reduced earnings. The Company uses forward currency contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with its cost reimbursement agreements with its CEB UK subsidiary. A forward contract obligates CEB to exchange a predetermined amount of USD to make equivalent GBP payments equal to the value of such exchanges.

The Company formally documents all relationships between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking hedge transactions. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 12 months. The forward currency contracts are recognized in the consolidated balance sheets at fair value. Changes in the fair value measurements of the derivative instruments are reflected as adjustments to other comprehensive income ("OCI") until such time as the actual foreign currency expenditures are made and the unrealized gain/loss is reclassified from accumulated OCI to current earnings. There is generally no or an immaterial amount of ineffectiveness. The notional amount of outstanding forward currency contracts was $10.4 million and $22.8 million at December 31, 2012 and 2011, respectively.

The SHL segment enters into forward currency contracts to protect against a reduction in value of forecasted foreign currency cash flows into GBP. The SHL segment foreign currency contracts are not designated as hedging instruments and changes in fair value are recognized in the statements of operations. The maximum length of time over which the SHL segment hedges its exposure to the variability in future cash flows is 6 months. The SHL segment had the following foreign currency contracts outstanding at December 31, 2012:

| Foreign Currency (sell) | | | GBP (buy) |
|---|---|---|---|
| South African Rand | (ZAR) | 17,700,000 | 1,277,755 |
| Swedish Krona | (SEK) | 17,000,000 | 1,604,212 |
| Hong Kong Dollar | (HKD) | 7,100,000 | 564,298 |

The fair value of derivative instruments on the Company's consolidated balance sheets is as follows (in thousands):

| Balance Sheet Location | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Derivatives designated as hedging instruments: | | |
| Asset Derivatives | | |
| Prepaid expenses and other current assets | $ 111 | $ 34 |
| Liability Derivatives | | |
| Accounts payable and accrued liabilities | $ — | $ 334 |
| Derivatives not designated as hedging instruments: | | |
| Asset Derivatives | | |
| Prepaid expenses and other current assets | $ 14 | $ — |
| Liability Derivatives | | |
| Accounts payable and accrued liabilities | $ 9 | $ — |

The pre-tax effect of derivative instruments on the Company's consolidated statements of operations is as follows (in thousands):

| Derivatives in Cash Flow Hedging Relationships | Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) | |
|---|---|---|
| | December 31, | |
| | 2012 | 2011 |
| Forward currency contracts | $ 684 | $ 268 |

| Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | |
|---|---|---|
| | December 31, | |
| | 2012 | 2011 |
| Cost of services | 163 | 268 |
| Member relations and marketing | 133 | 228 |
| General and administrative | 66 | 109 |
| Total | $ 362 | $ 605 |

## Note 15. Stockholders' Equity and Share-Based Compensation

### *Share-Based Compensation*

Under share-based compensation plans, the Company has historically granted employees and directors stock options, SARs, and RSUs. Stock options are rights to purchase common stock of the Company at the fair market value on the date of grant. SARs are equity settled share-based compensation arrangements whereby the number of shares of the Company's common stock that will ultimately be issued is based on the appreciation of the Company's common stock and the number of awards granted to an individual. RSUs are equity settled share-based compensation arrangements of a number of shares of the Company's common stock. Holders of stock options and SARs do not participate in dividends until after the exercise of the award. RSU holders do not participate in dividends nor do they have voting rights until the restrictions lapse.

Share-based compensation expense is recognized on a straight-line basis, net of an estimated forfeiture rate, for those shares expected to vest over the requisite service period of the award, which is generally the vesting term of four years. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. In 2012, 2011, and 2010, the Company's estimated forfeiture rate was 14%.

The Company recognized total share-based compensation costs of $9.2 million, $8.1 million, and $7.5 million in 2012, 2011, and 2010, respectively. These amounts are allocated to cost of services, member relations and marketing, and general and administrative expenses in the consolidated statements of operations. The total income tax benefit for share-based compensation arrangements was $3.7 million, $3.2 million, and $3.0 million in 2012, 2011, and 2010, respectively. At December 31, 2012, $21.3 million of total estimated unrecognized share-based compensation cost is expected to be recognized over a weighted-average period of approximately 2 years.

### *Equity Incentive Plans*

In June 2012, the Company's stockholders approved and the Company adopted the 2012 Stock Incentive Plan (the "2012 Plan"), which provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, and incentive bonuses. The 2012 Plan provides for the issuance of up to 5,600,000 shares of common stock plus any shares subject to outstanding awards under the 2004 Plan that, on or after June 7, 2012, cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares), up to an aggregate maximum of 11,198,113 shares. Upon stockholder approval of the 2012 Plan, the 2004 Stock Incentive Plan (the "2004 Plan") was suspended and no new grants will be made under the 2004 Plan.

In 2012, the Company issued RSUs under the 2004 Plan and the 2012 Plan (together "the Plans"). The terms of the awards granted under the Plans, including vesting, forfeiture, and post termination exercisability are set by the plan administrator subject to certain restrictions. The contractual term of equity awards generally ranges from 4 to 7 years. The Company had approximately 7.5 million shares available for issuance under the 2012 Plan at December 31, 2012.

### *Restricted Stock Units*

The following table summarizes the changes in RSUs:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Number of Restricted Stock Units | Weighted Average Grant Date Fair Value | Number of Restricted Stock Units | Weighted Average Grant Date Fair Value | Number of Restricted Stock Units | Weighted Average Grant Date Fair Value |
| Nonvested, beginning of year | 826,482 | $ 26.58 | 832,457 | $ 19.33 | 655,792 | $ 15.17 |
| Granted | 357,218 | 42.38 | 317,934 | 38.27 | 403,310 | 25.76 |
| Forfeited | (71,425) | 28.95 | (74,143) | 21.49 | (43,536) | 13.08 |
| Vested | (290,716) | 23.47 | (249,766) | 18.80 | (183,109) | 20.09 |
| Nonvested, end of year | 821,559 | $ 34.34 | 826,482 | $ 26.58 | 832,457 | $ 19.33 |

Included in the 2012 RSU grants are 32,834 performance-based share awards ("PSAs") granted to the Company's corporate leadership team. The ultimate number of PSAs that will vest is based upon the achievement of specified levels of revenue and adjusted EBITDA during the three-year period ending December 31, 2014.

### *Stock Appreciation Rights*

The following assumptions were used to value grants of SARs:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Risk-free interest rate | — | — | 4.30% |
| Dividend yield | — | — | 1.50% |
| Expected life of option (in years) | — | — | 4.8 |
| Expected volatility (calculated historically) | — | — | 42% |
| Weighted-average fair value of share-based compensation awards granted | $ — | $ — | $ 11.05 |

The following table summarizes the changes in SARs:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Number of Stock Appreciation Rights | Weighted Average Exercise Price | Number of Stock Appreciation Rights | Weighted Average Exercise Price | Number of Stock Appreciation Rights | Weighted Average Exercise Price |
| Outstanding, beginning of year | 1,118,258 | $ 62.81 | 1,289,073 | $ 63.08 | 1,351,698 | $ 64.51 |
| Granted | — | — | — | — | 60,000 | 30.01 |
| Forfeited | (58,375) | 63.58 | (132,690) | 71.76 | (122,625) | 62.64 |
| Exercised | (78,750) | 40.80 | (38,125) | 40.78 | — | — |
| Outstanding, end of year | 981,133 | $ 64.53 | 1,118,258 | $ 62.81 | 1,289,073 | $ 63.08 |
| Vested or expected to vest, end of year | 976,933 | $ 64.68 | 1,085,878 | $ 63.62 | 1,136,816 | $ 64.71 |
| Exercisable, end of year | 951,133 | $ 65.62 | 958,951 | $ 66.92 | 860,271 | $ 70.73 |

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for those awards that have an exercise price currently below the closing price. At December 31, 2012 and 2011, the Company had 387,880 and 15,000 vested SARs with an aggregate intrinsic value of $2.7 million and $0.1 million, respectively. The total intrinsic value of SARs exercised in 2012 and 2011 was $0.5 million and $0.1 million, respectively.

The following table summarizes the characteristics of SARs at December 31, 2012:

| | Stock Appreciation Rights Outstanding | | | Stock Appreciation Rights Exercisable | | |
|---|---|---|---|---|---|---|
| Range of Exercise Prices | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life-Years | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life-Years |
| $30.01-$45.74 | 417,880 | $ 39.66 | 2.56 | 387,880 | $ 40.40 | 2.39 |
| 66.60-76.00 | 342,243 | 73.57 | 1.32 | 342,243 | 73.57 | 1.32 |
| 97.56-97.56 | 221,010 | 97.56 | 0.20 | 221,010 | 97.56 | 0.20 |
| $30.01-$97.56 | 981,133 | $ 64.53 | 1.60 | 951,133 | $ 65.62 | 1.50 |

***Stock Options***

The following table summarizes the changes in stock options:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| Outstanding, beginning of year | 672,865 | $ 58.79 | 1,122,865 | $ 53.44 | 1,202,717 | $ 53.03 |
| Granted | — | — | — | — | — | — |
| Forfeited | (475,875) | 66.97 | (381,625) | 47.82 | (56,002) | 55.83 |
| Exercised | (43,845) | 32.46 | (68,375) | 32.16 | (23,850) | 27.37 |
| Outstanding, end of year | 153,145 | $ 40.91 | 672,865 | $ 58.79 | 1,122,865 | $ 53.44 |
| Vested or expected to vest, end of year | 153,145 | $ 40.91 | 672,865 | $ 58.79 | 1,122,865 | $ 53.44 |
| Exercisable, end of year | 153,145 | $ 40.91 | 672,865 | $ 58.79 | 1,122,865 | $ 53.44 |

At December 31, 2012 and 2011, the Company had vested stock options outstanding to purchase an aggregate of 80,905 and 124,750 shares with an aggregate intrinsic value of $1.2 million and $0.7 million, respectively. The total intrinsic value of stock options exercised in 2012, 2011, and 2010 was $0.4 million, $0.5 million, and $0.1 million, respectively.

The following table summarizes the characteristics of stock options at December 31, 2012:

| | Options Outstanding and Exercisable | | | |
|---|---|---|---|---|
| Range of Exercise Prices | Shares | | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life-Years |
| $32.30–$32.30 | 80,905 | $ | 32.30 | 0.19 |
| 50.55–50.55 | 72,240 | | 50.55 | 0.83 |
| $32.30–$50.55 | 153,145 | $ | 40.91 | 0.49 |

### *Share Repurchases*

In August 2011, the Company's Board of Directors authorized a $50 million stock repurchase program for the Company's common stock. In 2012 and 2011, the Company repurchased approximately 0.2 million and 1.3 million shares of its common stock, respectively, at a total cost of $10.0 million and $40.3 million, respectively, pursuant to publicly announced plans. The remaining repurchase activity in 2012, 2011, and 2010 relates to common stock surrendered by employees to satisfy federal and state tax withholding obligations. The total remaining authorization pursuant to the $50 million stock repurchase program was $18.1 million and expired on December 31, 2012.

In February 2013, the Company's Board of Directors approved a new $50 million stock repurchase program, which is authorized through December 31, 2014. Repurchases may be made through open market purchases or privately negotiated transactions. The timing of repurchases and the exact number of shares of common stock to be repurchased will be determined by the Company's management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using cash on hand and cash generated from operations.

### *Dividends*

The Company funds its dividend payments with cash on hand and cash generated from operations. In February 2013, the Board of Directors declared a first quarter cash dividend of $0.225 per share. The dividend is payable on March 29, 2013 to stockholders of record at the close of business on March 15, 2013. In 2012, the Board of Directors declared and paid quarterly cash dividends of $0.175 per share for each quarter of 2012.

### *Preferred Stock*

The Company had 5.0 million shares of preferred stock authorized with a par value of $0.01 per share at December 31, 2012 and 2011. No shares were issued and outstanding at December 31, 2012 and 2011.

## Note 16. Income Taxes

The provision for income taxes consists of the following (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Current tax expense** | | | |
| Federal | $ 35,279 | $ 25,478 | $ 33,482 |
| State and local | 8,062 | 5,604 | 8,326 |
| Foreign | 2,685 | 2,335 | 273 |
| Total current | 46,026 | 33,417 | 42,081 |
| **Deferred tax (benefit) expense** | | | |
| Federal | $ (2,662) | 5,207 | (4,396) |
| State and local | (544) | 1,238 | (3,397) |
| Foreign | (5,251) | (1,002) | (273) |
| Total deferred | (8,457) | 5,443 | (8,066) |
| Provision for income taxes | $ 37,569 | $ 38,860 | $ 34,015 |

In 2012, 2011, and 2010, the Company made cash payments for income taxes of $36.9 million, $28.3 million, and $39.4 million, respectively. As a result of the sale of Toolbox.com, the Company received tax deductions in 2011 lowering cash payments for income taxes. Additionally, the disposition resulted in prepaid income taxes of $11.6 million at December 31, 2011 which lowered the Company's cash payments for income taxes in 2012.

The components of Income before provision for income taxes were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| US sources | $ 87,994 | $ 94,459 | $ 85,666 |
| Non-US sources | (13,374) | 1,848 | 448 |
| Total | $ 74,620 | $ 96,307 | $ 86,114 |

The provision for income taxes differs from the amount of income taxes determined by applying the US federal income tax statutory rate to income before provision for income taxes as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Statutory US federal income tax rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal benefit | 6.5 | 4.8 | 3.8 |
| Foreign income tax | 2.1 | (0.2) | (0.2) |
| Foreign currency (gain) loss | (0.1) | 0.2 | — |
| Transaction costs | 5.5 | — | — |
| Permanent differences and other, net | 1.0 | 1.4 | (0.8) |
| Reserve for tax contingencies | 0.3 | (0.8) | 1.7 |
| Effective tax rate | 50.3% | 40.4% | 39.5% |

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| **Deferred tax assets** | | |
| Share-based compensation | $ 10,664 | $ 12,564 |
| Accrued incentive compensation | 14,460 | 13,404 |
| Accruals and reserves | 1,227 | 1,077 |
| Net operating loss and tax credit carryforwards | 15,846 | 13,231 |
| Deferred compensation plan | 4,580 | 4,771 |
| Deferred revenue | — | 2,828 |
| Operating leases and lease incentives | 21,911 | 11,473 |
| Other | 3,403 | 1,225 |
| Total deferred tax assets | 72,091 | 60,573 |
| Valuation allowance | (11,248) | (7,886) |
| Total deferred tax assets, net of valuation allowance | 60,843 | 52,687 |
| **Deferred tax liabilities** | | |
| Deferred incentive compensation | 6,974 | 6,866 |
| Depreciation | 9,688 | 5,565 |
| Goodwill and intangibles | 91,085 | 3,110 |
| Deferred revenue | 372 | — |
| Other | 82 | 248 |
| Total deferred tax liabilities | 108,201 | 15,789 |
| Net deferred tax (liabilities) assets | $ (47,358) | $ 36,898 |

In estimating future tax consequences, ASC Topic 740 "Income Taxes," generally considers all expected future events in the determination and valuation of deferred tax assets and liabilities. The valuation allowance at December 31, 2012 was primarily due to state tax credit carryforwards from Washington DC described below and foreign loss carryforwards acquired through the purchase of SHL and the valuation allowance at December 31, 2011 was primarily due to state tax credit carryforwards from Washington DC. The net change in the valuation allowance was an increase of $3.4 million and $0.4 million in 2012 and 2011, respectively. The increase in valuation allowance in 2012 was primarily due to the establishment of a valuation allowance against foreign loss carryforwards acquired through the purchase of SHL.

The Company has approximately $9.7 million of federal and state net operating loss carryforwards available as a result of the acquisition of Iconoculture. These carryforwards will be available to offset future income through 2031. The Company generated net operating loss carryforwards for state income tax purposes of $2.5 million in 2010 which is available to offset future state taxable income through 2030. The Company has approximately $10.8 million of non-trading loss carryforwards available as a result of the acquisition of SHL. These carryforwards are potentially available indefinitely. The use of these net operating loss carryforwards may be limited.

The Company has Washington DC tax credit carryforwards resulting in a deferred tax asset of $7.2 million at December 31, 2012 and 2011, respectively. These credits expire in years 2015 through 2018. The Company recorded a $7.2 million valuation allowance related to these credit carryforwards at December 31, 2012 and 2011, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to $34.0 million, $23.5 million, and $18.2 million at December 31, 2012, 2011, and 2010, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for applicable taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both US income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred US income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the US liability.

A reconciliation of the beginning and ending unrecognized tax benefit is as follows (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Balance at beginning of the year** | $ 1,132 | $ 2,563 | $ 592 |
| Additions based on tax positions related to the current year | 23 | 24 | 79 |
| Additions for tax positions of prior years | — | 210 | 1,912 |
| Positions assumed in SHL acquisition | 3,999 | | |
| Reductions for tax positions of prior years | — | — | — |
| Reductions for lapse of statute of limitations | (80) | (1,665) | (20) |
| Settlements | — | — | — |
| **Balance at end of the year** | $ 5,074 | $ 1,132 | $ 2,563 |

The Company files income tax returns in US federal, state, and foreign jurisdictions. With few exceptions, the Company is no longer subject to tax examinations in major tax jurisdictions for periods prior to 2009. The Company's unrecognized tax benefit liability would affect the Company's effective tax rate if recognized, except for $0.3 million, $0.4 million, and $1.2 million of tax credits that would be available to offset this liability at December 31, 2012, 2011, and 2010, respectively. Interest and penalties recognized related to uncertain tax positions amounted to $0.2 million, $0.2 million, and $0.5 million in 2012, 2011, and 2010, respectively. Accrued interest and penalties were $2.9 million and $0.7 million at December 31, 2012 and 2011, respectively, and was included in Accounts payable and accrued liabilities. In 2012, the Company assumed accrued interest and penalties of $1.8 million with the SHL acquisition. The Company classifies interest and penalties related to the unrecognized tax benefits in its income tax provision.

The Internal Revenue Service commenced an examination of the Company's US income tax returns for 2008 through 2010 in the second quarter of 2012.

## Note 17. Employee Benefit Plans

### *Defined Contribution 401(k) Plan*

The Company sponsors a defined contribution 401(k) plan (the "Plan"). Pursuant to the Plan, all employees who have reached the age of 21 are eligible to participate. The Company provides a discretionary contribution equal to 50% of an employee's contribution up to a maximum of 6% of base salary. The Company's matching contribution is subject to a four-year vesting schedule of 25% per year beginning one year from the employee's date of hire, and an employee must be employed by the Company on the last day of a Plan year in order to vest in the Company's contribution for that year. The Company's contributions to the Plan were $4.5 million, $3.8 million, and $2.9 million in 2012, 2011, and 2010, respectively.

### *Employee Stock Purchase Plan*

The Company sponsors an employee stock purchase plan (the "ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 10% of their eligible compensation to purchase shares of the Company's common stock. The total shares of the Company's common stock authorized for issuance under the ESPP is 1,050,000. Under the plan, shares of the Company's common stock may be purchased over an offering period, typically three months, at 85% of the lower of the fair market value on the first or last day of the applicable offering period. In 2012, 2011, and 2010, the Company issued 19,420 shares, 16,970 shares, and 21,668 shares of common stock, respectively, under the ESPP. At December 31, 2012, approximately 714,000 shares were available for issuance.

### *Deferred Compensation Plan*

The Company has a Deferred Compensation Plan (the "Deferred Compensation Plan") for certain employees and members of the Board of Directors to provide an opportunity to defer compensation on a pre-tax basis. The Deferred Compensation Plan provides for deferred amounts to be credited with investment returns based on investment options selected by participants from alternatives designated from time to time by the plan administrative committee. The Company invests funds sufficient to pay the deferred compensation liabilities in mutual fund investments through insurance contracts in a Rabbi Trust to match the investment options made by participants. These investments are considered trading securities, carried at fair value, and included in Other assets on the consolidated balance sheets. Earnings (losses) associated with the Deferred Compensation Plan's assets were $1.7 million, $(0.5) million, and $1.7 million in 2012, 2011, and 2010, respectively, and are included in Interest income and other while offsetting changes in individual participant account balances are recorded as compensation expense in the consolidated statements of operations.

The Deferred Compensation Plan also allows the Company to make discretionary contributions at any time based on individual or overall Company performance, which may be subject to a different vesting schedule than elective deferrals, and provides that the Company will make up any 401(k) plan match that is not credited to the participant's 401(k) account due to his or her participation in the Deferred Compensation Plan. The Company did not make any discretionary contributions to the Deferred Compensation Plan in 2012, 2011, or 2010.

## Note 18. Commitments and Contingencies

### *Operating Leases*

The Company leases office facilities that expire on various dates through 2028. Generally, the leases carry renewal provisions and rental escalations and require the Company to pay executory costs such as taxes and insurance.

In May 2010, the Company amended and restated the sublease agreement entered into in June 2009 with a third party to exercise the extension clause contained in the original sublease from October 2021 through January 2028, which terminates with the Company's existing lease in January 2028. The Company also sublet additional space from November 2011 through January 2028 and from October 2014 through January 2028. The amended and restated sublease also contains an expansion option for additional square footage, which may be exercised at the subtenant's discretion, from October 2014 through January 2028. The subtenant will be required to pay its pro rata portion of any increases in building operating expenses and real estate taxes.

In October 2012, the Company entered into a lease agreement for 108,800 square feet in Arlington, Virginia. The Company expects that these actions will increase its aggregate rent expense by approximately $3.0 million for the year ended December 31, 2013 and by approximately $5.0 million for each year thereafter through the end of the lease period. Total lease payments over the non-cancelable 10 year 7 month term ending on December 31, 2023, including escalations, will be approximately $56.0 million. The lease agreement contains a one-time expansion right in 2013 for an additional contiguous floor of 21,760 square feet at the same terms and conditions and a renewal option to extend the lease for an additional four or five year period. CEB will be required to pay its pro rata portion of any increases in building operating expenses and real estate taxes in excess of the 2013 base year.

In November 2012, the Company entered into an agreement to extend a current sublease for one floor of its corporate headquarters and sublease one additional floor. The extension and sublease will begin on January 1, 2014 for a five-year period.

Future minimum rental payments under non-cancelable operating leases and future minimum receipts under subleases, excluding executory costs, are as follows at December 31, 2012 (in thousands):

Payments Due and Sublease Receipts by Period at December 31, 2012

| | Total | YE 2013 | YE 2014 | YE 2015 | YE 2016 | YE 2017 | Thereafter |
|---|---|---|---|---|---|---|---|
| Operating lease obligations | $ 637,980 | $ 44,101 | $ 47,471 | $ 47,300 | $ 47,535 | $ 46,032 | $ 405,541 |
| Subleases receipts | (277,390) | (14,562) | (17,591) | (19,178) | (19,638) | (20,111) | (186,310) |
| Total net lease obligations | $ 360,590 | $ 29,539 | $ 29,880 | $ 28,122 | $ 27,897 | $ 25,921 | $ 219,231 |

Rent expense, net of sublease income, was $24.2 million, $22.2 million, and $25.2 million in 2012, 2011, and 2010, respectively.

### *Other*

At December 31, 2012, the Company had outstanding letters of credit totaling $8.3 million to provide security deposits for certain office space leases. The letters of credit expire in the period from January 2013 through December 2013, but will automatically extend for another year from their expiration dates unless the Company terminates them. To date, no amounts have been drawn on these agreements.

From time to time, the Company is subject to litigation related to normal business operations. The Company vigorously defends itself in litigation and is not currently a party to, and the Company's property is not subject to, any legal proceedings likely to materially affect the Company's operating results.

The Company continues to evaluate potential tax exposure relating to sales and use, payroll, income and property tax laws, and regulations for various states in which the Company sells or supports its goods and services. Accruals for potential contingencies are recorded by the Company when it is probable that a liability has been incurred, and the liability can be reasonably estimated. As additional information becomes available, changes in the estimates of the liability are reported in the period that those changes occur. The Company accrued a liability of $5.8 million at December 31, 2012 and $3.0 million at December 31, 2011 relating to certain sales and use tax regulations for states in which the Company sells or supports its goods and services. The liability at December 31, 2012 includes $2.6 million recorded in the preliminary purchase price allocation for SHL.

## Note 19. Segments and Geographic Areas

Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. With the acquisition of SHL, the Company now has two reportable segments, CEB and SHL. The CEB segment, which includes the Company's historical business operations prior to the acquisition of SHL, provides comprehensive data analysis, research, and advisory services that align to executive leadership roles and key recurring decisions. CEB's products and services focus on several key corporate functions across a wide range of industries. Beginning with the fourth quarter of 2012, PDRI is included in the CEB segment. The Company's segment disclosures for 2012 have been recast for comparative purposes to include PDRI in the CEB segment from the acquisition date. PDRI provides customized personnel assessment tools and services to various agencies of the US Government and was acquired with SHL.

The SHL segment, which includes the operations of SHL that the Company acquired on August 2, 2012, provides cloud-based solutions for talent assessment and decision support as well as professional services that support those solutions, enabling client access to data analytics and insights for assessing and managing employees and applicants. SHL provides assessments that assist customers in determining potential candidates for employment and career planning as well as consulting services that are customizations to the assessments.

The Company evaluates the performance of its operating segments based on Adjusted segment revenue, Adjusted segment EBITDA, and Adjusted segment EBITDA Margin. The Company defines Adjusted segment revenue as segment revenue before the impact of the deferred revenue fair value adjustment resulting from acquisitions. The Company defines Adjusted segment EBITDA as segment net income (loss) before loss from discontinued operations, net of provision for income taxes; interest expense, net; depreciation and amortization; provision for income taxes; the impact of the deferred revenue fair value adjustment; acquisition related costs; share-based compensation; costs associated with exit activities; restructuring costs; and gain on acquisition. Adjusted segment EBITDA margin refers to Adjusted segment EBITDA as a percentage of Adjusted segment revenue.

Although Adjusted segment revenue, Adjusted segment EBITDA, and Adjusted segment EBITDA margin are not measures of financial condition or performance determined in accordance with GAAP, management uses these non-GAAP financial measures to evaluate and compare the operating performance of its segments.

Information for the Company's reportable segments is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Revenue | | | |
| CEB segment | $ 564,062 | $ 484,663 | $ 432,431 |
| SHL segment | 58,592 | — | — |
| Total revenue | $ 622,654 | $ 484,663 | $ 432,431 |
| Adjusted revenue | | | |
| CEB segment | $ 564,062 | $ 484,663 | $ 432,431 |
| SHL segment | 75,726 | — | — |
| Total Adjusted revenue | $ 639,788 | $ 484,663 | $ 432,431 |
| Adjusted EBITDA | | | |
| CEB segment | $ 154,600 | $ 120,757 | $ 110,058 |
| SHL segment | 19,589 | — | — |
| Total Adjusted EBITDA | $ 174,189 | $ 120,757 | $ 110,058 |
| Adjusted EBITDA margin | | | |
| CEB segment | 27.4% | 24.9% | 25.5% |
| SHL segment | 25.9% | — | — |
| Total Adjusted EBITDA margin | 27.2% | $ 24.9% | $ 25.5% |
| Depreciation and amortization | | | |
| CEB segment | $ 24,371 | $ 16,928 | $ 18,039 |
| SHL segment | 13,487 | — | — |
| Total depreciation and amortization | $ 37,858 | $ 16,928 | $ 18,039 |

The table below reconciles total revenue to total Adjusted revenue (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Total revenue | $ 622,654 | $ 484,663 | $ 432,431 |
| Impact of the deferred revenue fair value adjustment | 17,134 | — | — |
| Total Adjusted revenue | $ 639,788 | $ 484,663 | $ 432,431 |

The table below reconciles Net income to Adjusted EBITDA (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income | $ 37,051 | $ 52,655 | $ 40,363 |
| Loss from discontinued operations, net of provision for income taxes | — | 4,792 | 11,736 |
| Income from continuing operations | 37,051 | 57,447 | 52,099 |
| Interest expense (income), net | 10,834 | (596) | (1,526) |
| Depreciation and amortization | 37,858 | 16,928 | 18,039 |
| Provision for income taxes | 37,569 | 38,860 | 34,015 |
| Impact of the deferred revenue fair value adjustment | 17,134 | — | — |
| Acquisition related costs | 24,529 | — | — |
| Share-based compensation | 9,214 | 8,118 | 7,431 |
| Adjusted EBITDA | $ 174,189 | $ 120,757 | $ 110,058 |
| Adjusted EBITDA Margin | 27.2% | 24.9% | 25.5% |

The following is a reconciliation of segment assets to total assets (in thousands):

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 |
|---|---|---|
| Cash and cash equivalents | | |
| CEB segment | $ 37,715 | $ 133,429 |
| SHL segment | 34,984 | — |
| Total cash and cash equivalents | $ 72,699 | $ 133,429 |
| Accounts receivable, net | | |
| CEB segment | $ 194,276 | $ 154,255 |
| SHL segment | 45,323 | — |
| Total accounts receivable, net | $ 239,599 | $ 154,255 |
| Goodwill | | |
| CEB segment | $ 80,886 | $ 29,492 |
| SHL segment | 390,413 | — |
| Total goodwill | $ 471,299 | $ 29,492 |
| Intangible assets, net | | |
| CEB segment | $ 52,124 | $ 13,581 |
| SHL segment | 283,067 | — |
| Total intangible assets | $ 335,191 | $ 13,581 |
| Property and equipment, net | | |
| CEB segment | $ 84,360 | $ 80,981 |
| SHL segment | 12,602 | — |
| Total property and equipment, net | $ 96,962 | $ 80,981 |
| Total assets | | |
| CEB segment | $ 550,429 | $ 533,692 |
| SHL segment | 771,820 | — |
| Total assets | $ 1,322,249 | $ 533,692 |

The Company has revenue and long-lived assets, consisting of property, plant and equipment, goodwill, and intangible assets, net of accumulated depreciation and amortization, in the following geographic areas (in thousands):

| | United States (1) | Europe | Other Countries | Total |
|---|---|---|---|---|
| **2012** | | | | |
| Revenue | $ 408,022 | $ 104,825 | $ 109,807 | $ 622,654 |
| Long-lived assets | 201,455 | 693,445 | 8,552 | 903,452 |
| **2011** | | | | |
| Revenue | $ 326,864 | $ 71,916 | $ 85,883 | $ 484,663 |
| Long-lived assets | 102,550 | 13,424 | 8,080 | 124,054 |
| **2010** | | | | |
| Revenue | $ 290,905 | $ 69,755 | $ 71,771 | $ 432,431 |
| Long-lived assets | 112,366 | 4,876 | 8,992 | 126,234 |

(1) Excludes Toolbox.com revenue of $5.3 million and $6.5 million in 2011 and 2010, respectively, classified as discontinued operations.

## Note 20. Related Party Transaction

In 2012, the Company paid $3.0 million to the Boston Consulting Group ("BCG"), included in Acquisition related costs in the consolidated statements of operations associated with SHL integration support. The spouse of the Company's CEO and Chairman is a senior partner and managing director of BCG. Consistent with the Company's corporate governance policies, the Audit Committee reviewed and approved the retention of BCG.

## Note 21. Quarterly Financial Data (unaudited)

Unaudited summarized quarterly financial data is as follows (in thousands, except per-share amounts):

| | 2012 Quarter Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenue | $ 128,467 | $ 135,718 | $ 164,749 | $ 193,720 |
| Total costs and expenses | 103,322 | 110,215 | 156,103 | 168,346 |
| Operating profit | 25,145 | 25,503 | 8,646 | 25,374 |
| Income before provision for income taxes | 26,555 | 24,758 | 5,303 | 18,004 |
| Net income | 15,561 | 14,765 | (456) | 7,181 |
| Basic earnings (loss) per share | 0.47 | 0.44 | (0.01) | 0.21 |
| Diluted earnings (loss) per share | $ 0.46 | $ 0.44 | $ (0.01) | $ 0.21 |

| | 2011 Quarter Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenue | $ 113,623 | $ 117,482 | $ 121,607 | $ 131,951 |
| Total costs and expenses | 94,746 | 98,774 | 96,096 | 98,562 |
| Operating profit | 18,877 | 18,708 | 25,511 | 33,389 |
| Income from continuing operations before provision for income taxes | 20,382 | 19,031 | 22,967 | 33,928 |
| Income from continuing operations | 12,060 | 10,956 | 14,558 | 19,873 |
| Loss from discontinued operations, net of provision for income taxes | (706) | (612) | (552) | (2,923) |
| Net income | $ 11,354 | $ 10,344 | $ 14,006 | $ 16,950 |
| Basic earnings (loss) per share | $ 0.33 | $ 0.30 | $ 0.41 | $ 0.51 |
| Continuing operations | 0.35 | 0.32 | 0.43 | 0.60 |
| Discontinued operations | $ (0.02) | $ (0.02) | $ (0.02) | $ (0.09) |
| Diluted earnings (loss) per share | $ 0.33 | $ 0.30 | $ 0.41 | $ 0.50 |
| Continuing operations | 0.35 | 0.31 | 0.42 | 0.59 |
| Discontinued operations | $ (0.02) | $ (0.02) | $ (0.02) | $ (0.09) |

## REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments.

Management also is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon the evaluation under this framework, management concluded with reasonable assurance that our internal control over financial reporting was effective as of December 31, 2012.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Conduct for Officers, Directors and Employees. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures that are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is comprised solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired SHL Group Holdings I entities, which are included in our 2012 consolidated financial statements since the acquisition date of August 2, 2012 and constituted 19% of total assets, excluding goodwill and intangible assets acquired, as of December 31, 2012 and 11% of revenue for the year then ended.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2012



**Thomas L. Monahan III**
*Chief Executive Officer*
March 1, 2013



**Richard S. Lindahl**
*Chief Financial Officer*
March 1, 2013

# REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of The Corporate Executive Board Company

We have audited The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporate Executive Board Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired SHL Group Holdings I entities, which are included in the 2012 consolidated financial statements of The Corporate Executive Board Company and constituted 19% of total assets, excluding goodwill and intangible assets acquired, as of December 31, 2012 and 11% of revenue for the year then ended. Our audit of internal control over financial reporting of The Corporate Executive Board Company also did not include an evaluation of the internal control over financial reporting of SHL Group Holdings I.

In our opinion, The Corporate Executive Board Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of The Corporate Executive Board Company and subsidiaries, and our report dated March 1, 2013 expressed an unqualified opinion thereon.


Ernst + Young LLP

Baltimore, Maryland
March 1, 2013

## REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders of The Corporate Executive Board Company

We have audited the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Corporate Executive Board Company and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
March 1, 2013

## Stock Sales Prices per Share

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock.

| 2012 | HIGH | LOW | DIVIDENDS |
|---|---|---|---|
| First Quarter | $ 43.91 | $ 35.39 | $ 0.175 |
| Second Quarter | 43.93 | 34.54 | 0.175 |
| Third Quarter | 54.09 | 40.87 | 0.175 |
| Fourth Quarter | 54.38 | 37.20 | 0.175 |
| **2011** | | | |
| First Quarter | $ 41.56 | $ 35.97 | $ 0.15 |
| Second Quarter | 45.24 | 37.73 | 0.15 |
| Third Quarter | 45.79 | 28.08 | 0.15 |
| Fourth Quarter | 39.78 | 27.90 | 0.15 |

## Stock Performance Graph

The graph below compares the cumulative total stockholder return on the Company's common stock for the past five years through December 31, 2012, with the cumulative total return on the S&P North American Technology Services Index (formerly, the GSTI Services Index and before that, the Goldman Sachs Services Index), the NASDAQ Global Select Market Composite Index (formerly, the NASDAQ National Market Composite Index), and the NYSE Composite Index for the same period. The Company transferred the listing of its common stock from NASDAQ Stock Market LLC to the New York Stock Exchange in August 2010. The graph assumes that $100 was invested in the Company's common stock and in each of the other indexes on December 31, 2006, and that any dividends were reinvested. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of the Company's common stock.



$160
$80
$0
2007
2008
2009
2010
2011
2012
The Corporate Executive Board Company
S&P North American Technology Services Index[1]
NASDAQ Global Select Market Composite Index
NYSE Composite Index


[1] In February 2007, the Goldman Sachs Services Index (index identifier: GSV), which CEB has presented in this stock performance graph in 2006 and prior years, was acquired by Standard and Poor's from the Goldman Sachs Group. The index was listed as the S&P GSTI Services Index from February 2007 until March 2008, when Standard and Poor's renamed the index the S&P North American Technology Services Index (index identifier: SPGSTISV).

Companies included in the S&P North American Technology Services Index as of December 31, 2011, were: Accenture plc, Acxiom Corporation, Alliance Data Systems Corporation, Automatic Data Processing, Inc., Broadridge Financial Solutions, Inc., CACI International Inc, Cognizant Technology Solutions Corp., Computer Sciences Corp., Convergys Corp., CoreLogic, Inc., DST Systems, Inc., Euronet Worldwide, Inc., Fidelity National Information Services, Inc., Fiserv, Inc., Gartner, Inc., Genpact Limited, Global Payments Inc., Jack Henry & Associates, Inc., iGATE Corporation, International Business Machines Corporation, Lender Processing Services, Inc., MAXIMUS, Inc., ManTech International Corporation, MasterCard Incorporated, Neustar, Inc., Paychex, Inc., SAIC, Inc., SRA International, Inc., Sapient Corporation, Syntel, Inc., TeleTech Holdings, Inc., Teradata Corporation, Total System Services, Inc., Unisys Corporation, VeriFone Systems, Inc., Visa Inc., The Western Union Company and Wright Express Corporation.

# Executive Officers and Directors

(As of 29 April 2013)

**Thomas L. Monahan III**
Chairman and Chief Executive Officer

**Melody L. Jones**
Chief Administrative Officer

**Richard S. Lindahl**
Chief Financial Officer

**Stephen J. Meyer**
Chief Commercial Officer and General Manager

**Gregor S. Bailar**
Director; Former Chief Information Officer, Capital One Financial Corporation

**Stephen M. Carter**
Director; Retired Chief Executive Officer and President, Superior Essex, Inc.

**Gordon J. Coburn**
Director; President, Cognizant Technology Solutions Corporation

**L. Kevin Cox**
Director; Chief Human Resources Officer, American Express Company

**Nancy J. Karch**
Director; Director Emeritus, McKinsey & Company

**Daniel O. Leemon**
Director; Retired Executive Vice President and Chief Strategy Officer, Charles Schwab Corporation

**Jeffrey R. Tarr**
Director; Chief Executive Officer and President, DigitalGlobe, Inc.

## Corporate Information

**Form 10-K/Investor Contact**
A copy of the Company's 2012 Annual Report on Form 10-K (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Richard S. Lindahl, Chief Financial Officer, at the Company's corporate office.

**Common Stock and Dividend Information**
The common stock of The Corporate Executive Board Company is traded on the NYSE under the symbol CEB. As of 18 April 2013, there were approximately 13,900 holders of the common stock, including 42 stockholders of record. The Company has paid quarterly cash dividends on its common stock since 2004.

**Corporate Office**
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, VA 22209
+1-571-303-3000
www.executiveboard.com

**Registrar and Transfer Agent**
Computershare
480 Washington Boulevard
Jersey City, NJ 07310-1900
+1-800-851-9677

**Independent Auditors**
Ernst & Young LLP
Baltimore, MD

Australia
Belgium
Brazil
Canada
China
Czech Republic
Denmark
Finland
France
Germany
India
Italy
Mexico
The Netherlands
New Zealand
Norway
Singapore
South Africa
Spain
Sweden
Switzerland
United Arab Emirates
United Kingdom
United States

**www.executiveboard.com**


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